  As Filed with the Securities and Exchange Commission on September 12, 2000
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                           Registration File No. 333-______
                                                                 811-10121

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                            ------------------------

                                    FORM N-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933



                                 AMERICAN FAMILY
                               VARIABLE ACCOUNT II
                           (EXACT NAME OF REGISTRANT)

                     AMERICAN FAMILY LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                              6000 AMERICAN PARKWAY
                          MADISON, WISCONSIN 53783-0001
          (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                             JAMES F. ELDRIDGE, ESQ.
                     AMERICAN FAMILY LIFE INSURANCE COMPANY
                              6000 AMERICAN PARKWAY
                          MADISON, WISCONSIN 53783-0001
                (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)

                                    COPY TO:
                              STEPHEN E. ROTH, ESQ.
                         SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                            WASHINGTON, DC 20004-2415

It is proposed that this filing will become effective as soon as practicable after the effective date.


TITLE OF SECURITIES BEING OFFERED:  Flexible Premium Variable Annuity Contracts.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS
___ __, 2000

Please read this prospectus carefully before investing, and keep it for future reference. It contains important information about the American Family Variable Annuity Contract (the "Contract").

To learn more about the Contract, you may want to read the Statement of Additional Information dated ____ ___, 2000 (known as the "SAI"). For a free copy of the SAI, contact us at:

    American Family Life Insurance Company
    ADMINISTRATIVE SERVICE CENTER
    P.O. Box _______
    _______, ______________
    1-___-___-_____ (toll free)


We have filed the SAI with the U.S. Securities and Exchange Commission ("SEC") and have incorporated it by reference into this prospectus. (It is legally a part of this prospectus.) The SAI's table of contents appears at the end of this prospectus.

The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us. You may also read and copy these materials at the SEC's public reference room in Washington, D.C. Call 1-800-SEC-0330 for information about the SEC's public reference room.

VARIABLE ANNUITY CONTRACTS INVOLVE CERTAIN RISKS, AND YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT.

- The investment performance of the portfolios in which the Subaccounts invest will vary.

-    We do not guarantee how any of the portfolios will perform.

- The Contract is not a deposit or obligation of any bank, and no bank endorses or guarantees the Contract.

- Neither the U.S. Government nor any federal agency insures your investment in the Contract.




AMERICAN FAMILY VARIABLE ANNUITY CONTRACT

INDIVIDUAL FLEXIBLE PREMIUM VARIABLE ANNUITY
                                    issued by
AMERICAN FAMILY LIFE INSURANCE COMPANY
                                   through the
AMERICAN FAMILY VARIABLE ANNUITY ACCOUNT II

HOME OFFICE
    6000 American Parkway
    Madison, Wisconsin   53783-0001
    Telephone:  (888) 428-5433

The American Family Variable Annuity Contract (the "Contract") has 10 funding choices -- one Fixed Account (paying a guaranteed minimum fixed rate of interest) and 9 Subaccounts. The Subaccounts invest in the following 9 portfolios:

FEDERATED INSURANCE SERIES
-        Federated Quality Bond Fund II
-        Federated International Equity Fund II

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
-        Fidelity VIP Growth Portfolio
-        Fidelity VIP Equity-Income Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
-        Fidelity VIP II ContraFund-REGISTERED TRADEMARK- Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
-        Fidelity VIP III Growth and Income Portfolio

SEI INSURANCE PRODUCTS TRUST
-        SEI VP Prime Obligation Fund

STRONG VARIABLE INSURANCE FUNDS, INC.
-        Strong Mid Cap Growth Fund II

STRONG OPPORTUNITY FUND II, INC.
-        Strong Opportunity Fund II

A PROSPECTUS FOR EACH OF THE PORTFOLIOS AVAILABLE THROUGH THE VARIABLE ACCOUNT MUST ACCOMPANY THIS PROSPECTUS. PLEASE READ THESE DOCUMENTS BEFORE INVESTING AND SAVE THEM FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE CONTRACT OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS


Glossary......................................................................5
Highlights....................................................................7
         The Contract.........................................................7
         How to Invest........................................................7
         Cancellation --The 10 Day Free-Look Period...........................8
         Investment Options...................................................8
         Transfers............................................................8
         Access to Your Money.................................................9
         Death Benefit........................................................9
         Fees and Charges....................................................10
         Settlement Options..................................................11
         Federal Tax Status..................................................11
         Inquiries...........................................................11
Fee Table....................................................................12
Condensed Financial Information..............................................15
About American Family Life Insurance Company and the Variable Account........15
         American Family Life Insurance Company..............................15
The Accumulation Period......................................................19
         Purchasing a Contract...............................................19
         Cancellation --The 10 Day Free-Look Period..........................19
         Designating Your Investment Options.................................19
         Additional Premium Payments.........................................20
         Planned Premium Payments............................................20
Your Accumulation Value......................................................21
         Accumulation Value..................................................21
         Surrender Value.....................................................21
         Subaccount Value....................................................21
         Unit Value..........................................................21
         Fixed Account Accumulation Value....................................22
Transfers Between Investment Options.........................................23
         Dollar Cost Averaging...............................................23
         Automatic Asset Reallocation........................................24
         Excessive Trading Limits............................................24
         Telephone Transfers.................................................25
         Transfer Fee........................................................25
Access to Your Money.........................................................25
         Surrenders..........................................................25
         Partial Surrenders..................................................26
         Systematic Withdrawal Plan..........................................27
Death Benefit................................................................27
         Death Benefit Before the Annuity Commencement Date..................27
         Death Benefit Payable...............................................27
         Death of the Annuitant..............................................27
         Death of Owner......................................................28

Fees and Charges.............................................................28
         Mortality and Expense Risk Charge...................................28
         Asset-Based Administration Charge...................................29
         Partial Surrender Processing Fee....................................29
         Transfer Fee........................................................29
         Surrender Charge....................................................29
         Annual Policy Fee...................................................30
         Portfolio Management Fees and Charges...............................31
         Other Charges.......................................................31
         Premium Taxes.......................................................31
         Other Taxes.........................................................31
The Payout Period............................................................31
         The Annuity Commencement Date.......................................31
         Settlement Options..................................................32
         Determining the Amount of Your Income Payment.......................32
         Fixed Income Payments...............................................32
The Fixed Account............................................................33
         Fixed Account Transfers.............................................34
Investment Performance of the Subaccounts....................................34
Voting Rights................................................................35
Federal Tax Matters..........................................................36
         Taxation of Non-Qualified Contracts.................................36
         Taxation of Qualified Contracts.....................................38
         Other Tax Issues....................................................38
         Our Income Taxes....................................................39
         Possible Tax Law Changes............................................39
Other Information............................................................39
         Payments We Make....................................................39
         Modifying the Contract..............................................40
         Distribution of the Contracts.......................................40
         Legal Proceedings...................................................41
         Reports to Owners...................................................41
         Inquiries...........................................................41
         Financial Statements................................................41
Statement of Additional Information Table of Contents........................42

                                    GLOSSARY
================================================================================
================================================================================

     For your convenience, we are providing a glossary of the special terms we use in this prospectus.


ACCUMULATION PERIOD
The period of time beginning on the Annuity Contract Date and ending on the earlier of:
-   the Annuity Commencement Date; or
-   the date this Contract terminates.

ACCUMULATION VALUE
The amount during the Accumulation Period calculated as:
-   the Variable Account Accumulation Value; plus
-   the Fixed Account Accumulation Value.

ADMINISTRATIVE SERVICE CENTER
An office that provides administrative services and to which the Owner may direct inquiries as to beneficiary and ownership changes, requests for surrenders, partial surrenders, and transfers. The address of the Administrative Service Center is P.O. Box [_________] __________, ___________.

ANNUITANT
The person named as the proposed Annuitant on the Application or named as the Joint Annuitant, whose life determines the benefits payable.

ANNUITY COMMENCEMENT DATE
The date, unless later changed, on which We base the beginning date of the income payments.

ANNUITY CONTRACT DATE
The date shown on the Contract schedule that determines each:
-   Contract year;
-   Contract anniversary; and
-   Contract month.

APPLICATION
The form completed by the proposed Annuitant(s) and/or proposed Owner when applying for coverage under the Contract. This includes any amendments or endorsements; or supplemental applications.


ATTAINED AGE
The Annuitant's age, at his/her nearest birthday.

BENEFICIARY
The person selected to receive the death benefit if the Owner dies before the Annuity Commencement Date or upon the death of the Annuitant.

BUSINESS DAY
A day when the New York Stock Exchange is open for trading, except for the day after Thanksgiving, and any day that a Subaccount's corresponding investment option does not value its shares. Assets are valued at the close of the Business Day (4:00 P.M. Eastern Time).

DEATH BENEFIT
The amount that We will pay upon the death of the Owner or the Annuitant.

EXCESS INTEREST
Any interest credited in addition to the guaranteed interest in the Fixed
Account.

FIXED ACCOUNT
An account in which the Accumulation Value accrues interest at no less than the guaranteed minimum rate. The Fixed Account is part of Our General Account.

FIXED ACCOUNT ACCUMULATION VALUE
The amount under the Annuity Contract in the Fixed Account.

FREE-LOOK PERIOD
The period during which you may examine and return the Contract to us at our Administrative Service Center or the agent who sold the Contract and receive a refund. The length of the Free-Look Period varies by state.

FUND
An open-end diversified management investment company or unit investment trust in whose Portfolio a Subaccount invests.

GENERAL ACCOUNT
All Our assets other than those allocated to the Variable Account or any other separate account. We have complete ownership and control of the assets of the General Account

HOME OFFICE
Our office at 6000 American Pkwy, Madison, Wisconsin 53783-0001.

INCOME PAYMENTS
The amount that the proceeds or death benefit will provide when applied under a settlement option of this Contract. Payments can be made on a monthly, quarterly, semiannual or annual basis.

ISSUE AGE
The Annuitant's age on his/her birthday nearest the Annuity Contract Date.

ISSUE DATE
The date that this Contract was issued.

OWNER (you, your)
The person named in the Application as the Owner, unless later changed according to the conditions and provisions of this Contract.

PLANNED PREMIUM
The amount shown on a schedule that the Owner requests to be billed, unless later changed.

PREMIUM TAX
The amount of tax, if any, charged by a federal, state, or other governmental entity on premium payments or contract values.

PROCEEDS
The amount We pay subject to the Contract's provisions:
1.  upon the surrender or partial surrender of this Contract; or
2.  upon full or partial annuitization.

SEC
The Securities and Exchange Commission, a United States government agency.

SURRENDER CHARGE
The contingent deferred sales charge is an amount subtracted from the Accumulation Value during the first nine years after each premium payment date upon surrender or partial surrender of the Contract.

SURRENDER VALUE
An amount equal to:

-   the Accumulation Value on the surrender date; minus

- any surrender charge, any applicable state premium tax and any portion of the annual policy fee due Us.

VALUATION PERIOD
The time between the close of business on a Business Day and the close of business on the next Business Day.

VARIABLE ACCOUNT
American Family Variable Separate Account II.

VARIABLE ACCOUNT ACCUMULATION VALUE
The amount under the Contract in the Variable Account.

WE, US, OUR, AMERICAN FAMILY
American Family Life Insurance Company.

                                   HIGHLIGHTS
================================================================================
================================================================================

         These highlights provide only a brief overview of the more important features of the Contract. More detailed information about the Contract appears later in this prospectus. PLEASE READ THE REMAINDER OF THIS PROSPECTUS CAREFULLY.

                                  THE CONTRACT

         An annuity is a contract between you (the Owner) and an insurance company (American Family Life Insurance Company) in which you agree to make one or more payments to us and, in return, we agree to pay a series of payments to you at a later date. The American Family Variable Annuity Contract is a special kind of annuity that is:

          -    FLEXIBLE PREMIUM - you may add premium payments at any time.

          - TAX-DEFERRED - you do not have to pay taxes on earnings until you take money out by surrender, partial surrender, or we make income payments to you, or we pay the death benefit.

          - VARIABLE - you can direct your premium into any of 9 Subaccounts. Each Subaccount invests exclusively in a single portfolio of a fund. The money you invest in the Subaccounts will fluctuate daily based on the performance of the portfolios. You bear the investment risk on the amounts you invest in the Subaccounts.

         You can also direct money to the Fixed Account. Amounts in the Fixed Account earn interest annually at a fixed rate that is guaranteed by us never to be less than 3%, and may be more. We guarantee the interest, as well as principal, on money placed in the Fixed Account.

         Like all deferred annuities, the Contract has two phases: the "accumulation" period and the "payout" period. During the accumulation period, you can allocate money to any combination of investment alternatives. Any earnings on your investments accumulate tax-deferred until they are withdrawn. The payout period begins once you start receiving regular income payments from the Contract. The money you can accumulate during the accumulation period will directly determine the dollar amount of any income payments you receive.

         This Contract cannot be offered in any state where it is not lawful to make such offer.

                                  HOW TO INVEST

         You may obtain a Contract application from your American Family agent who is also a registered representative. You may purchase the Contract with a single payment of $750 or more. We will not issue a Contract if the Annuitant is older than age 80 on the issue date.

         You can pay additional premium of $50 or more if you authorize us to draw on an account by check or electronic debit at any time before the Annuity Commencement Date. You must send all premium payments after the initial premium payment to the Administrative Service Center in St. Louis, Missouri, at the address listed on the front cover of this prospectus

         We may limit the total premium(s) paid to us during any Contract year.

                   CANCELLATION -- THE 10 DAY FREE-LOOK PERIOD

         You may return your Contract to us for a refund within 10 days after you receive it. In some jurisdictions, this period may be longer than 10 days. Upon receipt, we will refund an amount equal to the Accumulation Value, without deduction for any surrender charge normally assessed. Or, if greater, and required by the law of your state, we will refund your premium payments. We will pay the refund within 7 calendar days after we receive the Contract. The Contract will then be deemed void.

                               INVESTMENT OPTIONS

         You may invest your money in any of 9 portfolios by directing it into the corresponding Subaccount. The portfolios now available to you under the Contract are:

FEDERATED INSURANCE SERIES
-   Federated Quality Bond Fund II
-   Federated International Equity Fund II
FIDELITY VARIABLE INSURANCE PRODUCTS FUND
-   Fidelity VIP Growth Portfolio
-   Fidelity VIP Equity-Income Portfolio
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
-   Fidelity VIP II ContraFund-REGISTERED TRADEMARK- Portfolio
FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
-   Fidelity VIP III Growth and Income Portfolio
SEI INSURANCE PRODUCTS TRUST
-   SEI VP Prime Obligation Fund
STRONG VARIABLE INSURANCE FUNDS, INC.
-   Strong MidCap Growth Fund II
STRONG OPPORTUNITY FUND II, INC.
-   Strong Opportunity Fund II


         Each Subaccount invests exclusively in shares of one portfolio of a fund. Each portfolio's assets are held separately from the other portfolios and each portfolio has separate investment objectives and policies. The portfolios are described in their own prospectuses that accompany this prospectus. The value of your investment in the Subaccounts will fluctuate daily based on the investment results of the portfolios in which you invest, and on the fees and charges we deduct.

         DEPENDING ON MARKET CONDITIONS, YOU CAN GAIN OR LOSE MONEY IN ANY OF THE SUBACCOUNTS. WE RESERVE THE RIGHT TO OFFER OTHER INVESTMENT CHOICES IN THE FUTURE.

         You may also direct your money to the Fixed Account and receive a guaranteed rate of return. Money you place in the Fixed Account will earn interest during the Contract year at a fixed rate that we guarantee to be not less than 3.0%.

                                    TRANSFERS

         You have the flexibility to transfer assets within your Contract. At any time during the accumulation period, you may transfer amounts among the Subaccounts and between the Fixed Account and the Subaccounts. Certain restrictions apply.

               - Transfers from one or more Subaccounts to the Fixed Account or from the Fixed Account to one or more Subaccounts must be at least $250 or the total Accumulation Value in the Subaccount(s) or Fixed Account, if less.

               - Only one transfer may be made from the Fixed Account each Contract year.

               - You may not transfer more than 25% of the Accumulation Value in the Fixed Account as of the date of transfer. If such transfer causes the Accumulation Value in the Fixed Account to fall below $1,000, we will transfer the full Accumulation Value.

         You may make 12 free transfers each Contract year. We impose a $25 charge per transfer on each transfer after the twelfth during a Contract year. Transfers made under the asset reallocation and dollar cost averaging programs do NOT count toward the 12 free transfers.

         AUTOMATIC ASSET REALLOCATION PROGRAM

         Under the automatic asset reallocation program, we will automatically transfer amounts monthly, quarterly, semi-annually or annually to maintain a particular percentage allocation among the Subaccounts. Automatic asset reallocation is available only during the accumulation period.

         DOLLAR COST AVERAGING PROGRAM

         The dollar cost averaging program permits you to systematically transfer (on a monthly, quarterly, semi-annual or annual basis) a set dollar amount from the Money Market Subaccount to the other Subaccounts. Dollar cost averaging is available only during the accumulation period. The minimum transfer amount is $250.

                              ACCESS TO YOUR MONEY

         During the accumulation period, you may request a partial surrender of part of your Accumulation Value or you may also fully surrender the Contract and receive its Surrender Value.

         Partial surrenders are subject to the following conditions:

               -    the minimum amount you can withdraw is $250; and

               - you may not make a partial surrender if the withdrawal plus the surrender charge, and the partial surrender processing fee would cause the Accumulation Value to fall below $1,000.

         Surrenders and partial surrenders may be subject to a surrender charge. In any Contract year, you may withdraw a portion of your Accumulation Value, called the free withdrawal amount, without incurring a surrender charge.

         You may have to pay federal income taxes and a penalty tax on any money you fully or partially surrender from the Contract.

                                  DEATH BENEFIT

         We will pay a death benefit on the death of the Annuitant or Owner before the Annuity Commencement Date.

         The death benefit is equal to the greater of:

          - THE ACCUMULATION VALUE on the later of the date that we receive due proof of death and the date when we receive the Beneficiary's instructions on payment method (We must receive payment instructions within 60 days of the date of death.); or

          - THE MINIMUM DEATH BENEFIT. The minimum death benefit equals the sum of all premium payments, minus reductions for partial surrenders.

If the Annuitant or Owner is Attained Age 80 or older at the time of death, the death benefit is the Accumulation Value as determined above.

                                FEES AND CHARGES

         MORTALITY AND EXPENSE RISK CHARGE. We will deduct a daily mortality and expense risk charge from your Accumulation Value in the Subaccounts at an annual rate of 1.00%.

         ASSET-BASED ADMINISTRATIVE CHARGE. We will deduct a daily administrative charge from your Accumulation Value in each Subaccount at an annual rate of 0.15%.

         ANNUAL CONTRACT FEE. We deduct an annual contract fee of $30 from your Accumulation Value on the last Business Day of each Contract year during the accumulation period, on the date when the Contract is surrendered, and on the Annuity Commencement Date. We guarantee this charge will not exceed $50. We currently waive deduction of the charge for Contracts whose Accumulation Value is $20,000 or more on the date of assessment.

         TRANSFER FEE. You may make 12 free transfers each Contract year. We impose a $25 charge per transfer on each transfer after the twelfth during a Contract year before the Annuity Commencement Date.

         PARTIAL SURRENDER PROCESSING FEE. For each partial surrender, we deduct a processing fee of 2% of the amount surrendered up to $25, from the remaining Accumulation Value.

         SURRENDER CHARGE. During the accumulation period, you may withdraw all or part of your Surrender Value before the Annuitant's death. Certain withdrawals may be taken without payment of any surrender charge. Other withdrawals are subject to surrender charges.

         We calculate the surrender charge from the date you made the premium payment(s) being withdrawn. The surrender charge applies during the entire nine year period following each premium payment, and will vary depending on the number of years since you made the premium payment(s) being withdrawn.

NUMBER OF COMPLETE YEARS
FROM DATE OF PREMIUM
PAYMENT:

         0    1     2     3     4     5     6     7     8     9    10+
         ---------------------------------------------------------------------

SURRENDER CHARGE:

         8%   8%    7%    6%    5%    4%    3%    2%    1%    1%   0

         In determining surrender charges, we will treat your premium payments as being withdrawn in the order in which we received them -- that is on a first-in, first-out basis. We also treat premium payments as being withdrawn before earnings.

         We do not assess a surrender charge on:

          -    the death benefit;

          - on the withdrawal of premium payments you paid us more than nine years ago;

          - on proceeds applied to a settlement option with a fixed payout period of at least 5 years;

          - on proceeds applied to a settlement option with a life contingency; or

          -    on the free withdrawal amount.

         Each Contract year, after the first Contract year, you may withdraw the FREE WITHDRAWAL AMOUNT which is an amount equal to 10% of total premium payments minus any prior partial surrenders.

         PREMIUM TAXES. We will deduct state premium taxes, which currently range from 0% up to 3.5%, if your state requires us to pay the tax. If applicable, we will make the deduction either: (a) from premium payments as we receive them, (b) from your Surrender Value upon surrender or partial surrender,
(c) on the Annuity Commencement Date, or (d) upon payment of a death benefit.

         PORTFOLIO MANAGEMENT FEES AND CHARGES. Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. For 1999, these charges ranged from ___% to ___ % annually. See the Fee Table in this Prospectus and the prospectuses for the portfolios.

                               SETTLEMENT OPTIONS

         The Contract allows you to receive income payments under one of six fixed settlement options beginning on the Annuity Commencement Date you select. The latest Annuity Commencement Date you may select is the Contract anniversary when the oldest Annuitant is age 95. You may receive income payments for a specific period of time, or for life with or without a guaranteed number of payments.

         We will use your Accumulation Value (less any applicable premium taxes) on the Annuity Commencement Date to fund your income payments under the settlement option you choose.

                               FEDERAL TAX STATUS

         Generally, a Contract's earnings are not taxed until you take them out. For federal tax purposes, if you take money out during the accumulation period, including a surrender or partial surrender payment, earnings come out first and are taxed as ordinary income. If you are younger than 59 1/2 when you take money out, you also may be charged a 10% federal penalty tax on earnings. The income payments you receive during the payout period are considered partly a return of your original investment so that part of each payment is not taxable as income until the "investment in the contract" has been fully recovered.

         Death benefits are taxable and generally are included in the income of the recipient as follows: if received under a settlement option, death benefits are taxed in the same manner as income payments; if not received under a settlement option (for instance, if paid out in a lump sum), death benefits are taxed in the same manner as a full surrender or partial surrender. Different tax consequences may apply for a qualified Contract. For a further discussion of the federal tax status of variable annuity contracts, see "Federal Tax Status."

                                    INQUIRIES

         If you need additional information, please contact us at:

                  THE ADMINISTRATIVE SERVICE CENTER
                  P.O. Box _________________
                  [_________________________]
                  [________]  (toll free)

                                    FEE TABLE
================================================================================
================================================================================

         The purpose of the Fee Table is to help you understand the various costs and expenses that you will pay directly and indirectly by investing in the Subaccounts and/or the Fixed Account. The Fee Table shows the current expenses for the Variable Account as well as the actual charges and expenses for each portfolio for the fiscal year ended December 31, 1999, except as stated in the footnotes.

YOUR TRANSACTION EXPENSES (1)
         Sales Charge Imposed on Premium Payments.....................................................................None
         Partial Surrender Processing Fee ................................................2% of amount withdrawn up to $25
         Maximum Surrender Charge
           (as a percentage of your premium payment) (2)..............................................................8.0%
         Transfer Fee....................................................................No fee for the first 12 transfers in a Contract year,  then $25
                                                                                         per additional transfer
ANNUAL CONTRACT FEE (3)................................................................................................$30

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net assets in the Subaccounts)
         Mortality and Expense Risk Charge............................................................................1.00%
         Administrative Expenses......................................................................................0.15%
                                                                                                                     ------
         Total Variable Account Annual Expenses.......................................................................1.15%

ANNUAL PORTFOLIO EXPENSES
(as a percentage of average daily net assets in the portfolios after fee waivers and expense reimbursements)


                                                                                                       TOTAL ANNUAL
                                                     MANAGEMENT                                       EXPENSES (AFTER
                                                        FEES                       OTHER EXPENSES      FEE WAIVERS
                                                     (AFTER FEE        12b-1           (AFTER              AND
NAME OF PORTFOLIO                                     WAIVERS)         FEES        REIMBURSEMENTS)    REIMBURSEMENTS)
-----------------                                    ----------        -----       --------------     --------------

FEDERATED INSURANCE SERIES
Federated Quality Bond Fund II(4)                      0.06%                            0.64%            0.70%
Federated International Equity Fund II(4)              0.54%                            0.71%            1.25%

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
Fidelity VIP Growth Portfolio(5)                       0.58%           0.25%            0.10%            0.93%
Fidelity VIP Equity-Income Portfolio(5)                0.48%           0.25%            0.10%            0.83%

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
Fidelity VIP II ContraFund-REGISTERED TRADEMARK-
 Portfolio(5)                                          0.58%           0.25%            0.12%            0.95%

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
Fidelity VIP III Growth & Income Portfolio(5)          0.48%           0.25%            0.13%            0.86%

SEI INSURANCE PRODUCTS TRUST
SEI VP Prime Obligation Fund(6)                        0.03%                            0.66%            0.69%


                                       12



STRONG VARIABLE INSURANCE FUNDS, INC.
Strong MidCap Growth Fund II(7)                        1.00%                            0.15%            1.15%

STRONG OPPORTUNITY FUND II, INC.
Strong Opportunity Fund II(7)                          1.00%                            0.14             1.14%

(1) If you request an additional copy of your Contract, we reserve the right to charge a maximum fee of $10 for the cost of preparing that copy.

(2) We do not assess a surrender charge on death benefit payments or the free withdrawal amount. We do assess a surrender charge if you surrender your Contract, partially surrender its Surrender Value, or, annuitize under the Contract in certain cases.

(3) We will also deduct a prorata portion of this fee on the Annuity Commencement Date or the date you surrender your Contract. We currently waive deduction of the charge for Contracts whose Accumulation Value is $20,000 or more on the date of assessment.

(4) The adviser has voluntarily agreed to reimburse Federated Quality Bond Fund II and Federated International Equity Fund II to the extent Total Annual Expenses for Federated Quality Bond Fund II exceeds ___% of average net assets and Total Annual Expenses for Federated International Equity Fund II exceeds ___% of average net assets. Absent reimbursements, the Total Annual Expenses during 1999 would have been ___ % for Federated Quality Bond Fund II and ___% for Federated International Equity Fund II.

(5) The adviser has voluntarily agreed to reimburse the Fidelity VIP Growth, Fidelity VIP Equity-Income, Fidelity VIP Growth & Income and Fidelity VIP Equity-Income Portfolios to the extent Total Annual Expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses) for the Fidelity VIP Growth and Fidelity VIP Equity-Income Portfolio exceed 1.75% of average net assets and Total Annual Expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses) for the Fidelity VIP Growth & Income and Fidelity VIP Equity-Income Portfolios exceed 1.25% of average net assets.

(6) The adviser and administrator for the SEI VP Prime Obligation Fund have each voluntarily agreed to waive a portion of its fee to ensure Total Annual Expenses do not exceed 0.69% of average net assets. Absent reimbursement, the Total Annual Expenses during 1999 would have been 0.73% for the SEI VP Prime Obligation Fund.

(7) The adviser has voluntarily agreed to reimburse Strong Mid Cap Growth Fund II and Strong Opportunity Fund II to the extent Total Annual Expenses for the Strong Mid Cap Growth Fund II exceeds 1.15% of average net assets and Total Annual Expenses for the Strong Opportunity Fund II exceeds 1.14% of average net assets. Absent reimbursement, the Total Annual Expenses during 1999 would have been 1.17% for Strong Mid Cap Growth Fund II.

EXAMPLES

         The purpose of the following Examples is to assist you in understanding the expenses that you would pay over time. The Examples are based on the actual charges and expenses for the Variable Account and for each portfolio for the fiscal year ended December 31, 1999, as stated in the Fee Table.

EXAMPLE 1

Example 1 below shows the dollar amount of expenses that you would bear directly or indirectly if you:

          -    invested $1,000 in a Subaccount;
          -    earned a 5% annual return on your investment;
          - fully surrendered your Contract with applicable surrender charges deducted.

       ASSUMES YOU SURRENDER THE CONTRACT                               EXAMPLE 1
       ------------------------------------------------------- ----------------------------
       SUBACCOUNT                                                 1 YEAR        3 YEARS
       ------------------------------------------------------- ------------- --------------
       FEDERATED INSURANCE SERIES
       ------------------------------------------------------- ------------- --------------
          Federated Quality Bond                                   $[ ]          $[ ]
       ------------------------------------------------------- ------------- --------------
          Federated International Equity                           $[ ]          $[ ]
       ------------------------------------------------------- ------------- --------------
       FIDELITY VARIABLE INSURANCE PRODUCTS FUND
       ------------------------------------------------------- ------------- --------------
          Fidelity VIP Growth Portfolio                            $[ ]          $[ ]
       ------------------------------------------------------- ------------- --------------
          Fidelity VIP Equity-Income Portfolio                     $[ ]          $[ ]
       ------------------------------------------------------- ------------- --------------
       FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
       ------------------------------------------------------- ------------- --------------
          Fidelity VIP II ContraFund-REGISTERED TRADEMARK-         $[ ]          $[ ]
       ------------------------------------------------------- ------------- --------------
       FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
       ------------------------------------------------------- ------------- --------------
          Fidelity VIP III Growth and Income                       $[ ]          $[ ]
       ------------------------------------------------------- ------------- --------------
       SEI INSURANCE PRODUCTS TRUST
       ------------------------------------------------------- ------------- --------------
          SEI VP Prime Obligation Fund                             $[ ]          $[ ]
       ------------------------------------------------------- ------------- --------------
       STRONG VARIABLE INSURANCE FUNDS, INC.
       ------------------------------------------------------- ------------- --------------
          Strong MidCap Growth                                     $[ ]          $[ ]
       ------------------------------------------------------- ------------- --------------
       STRONG OPPORTUNITIES FUNDS, INC.
       ------------------------------------------------------- ------------- --------------
          Strong Opportunity                                       $[ ]          $[ ]
       ------------------------------------------------------- ------------- --------------

EXAMPLE 2

Example 2 has the same assumptions as Example 1, except that you decided not to surrender your Contract. Surrender charges are not deducted.

       ASSUMES YOU DO NOT SURRENDER                                     EXAMPLE 2
       ------------------------------------------------------- ----------------------------
       SUBACCOUNT                                                 1 YEAR        3 YEARS
       ------------------------------------------------------- ------------- --------------
       FEDERATED INSURANCE SERIES
       ------------------------------------------------------- ------------- --------------
          Federated Quality Bond                                   $[ ]          $[ ]
       ------------------------------------------------------- ------------- --------------
          Federated International Equity                           $[ ]          $[ ]
       ------------------------------------------------------- ------------- --------------
       FIDELITY VARIABLE INSURANCE PRODUCTS FUND
       ------------------------------------------------------- ------------- --------------
          Fidelity VIP Growth Portfolio                            $[ ]          $[ ]
       ------------------------------------------------------- ------------- --------------
          Fidelity VIP Equity-Income Portfolio                     $[ ]          $[ ]
       ------------------------------------------------------- ------------- --------------
       FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
       ------------------------------------------------------- ------------- --------------
          Fidelity VIP II ContraFund-REGISTERED TRADEMARK-         $[ ]          $[ ]
       ------------------------------------------------------- ------------- --------------
       FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
       ------------------------------------------------------- ------------- --------------
          Fidelity VIP III Growth and Income                       $[ ]          $[ ]
       ------------------------------------------------------- ------------- --------------
         SEI INSURANCE PRODUCTS TRUST
       ------------------------------------------------------- ------------- --------------
          SEI VP Prime Obligation Fund                             $[ ]          $[ ]
       ------------------------------------------------------- ------------- --------------
       STRONG VARIABLE INSURANCE FUNDS, INC.
       ------------------------------------------------------- ------------- --------------
          Strong MidCap Growth                                     $[ ]          $[ ]
       ------------------------------------------------------- ------------- --------------
       STRONG OPPORTUNITIES FUNDS, INC.
       ------------------------------------------------------- ------------- --------------
          Strong Opportunity                                       $[ ]          $[ ]
       ------------------------------------------------------- ------------- --------------

         The examples assume that you made no transfers. The examples also do not take into account any premium taxes. The examples reflect the annual contract fee of $30 as an annual charge of ____% which we calculated by dividing the total annual contract fee of $30 by an assumed average investment of $________ in the Contract.

PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REPRESENT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those shown in the examples. Similarly your rate of return may be more or less than the 5% assumed in the examples.

                         CONDENSED FINANCIAL INFORMATION
================================================================================
================================================================================

         Because the Variable Account had not commenced operations as of December 31, 1999, no condensed financial information is included in this prospectus.

                  ABOUT AMERICAN FAMILY LIFE INSURANCE COMPANY
                            AND THE VARIABLE ACCOUNT
================================================================================
================================================================================

AMERICAN FAMILY LIFE INSURANCE COMPANY

         We are a stock life insurance company. We were incorporated under Wisconsin law in 1957. We are subject to regulation by the Officer of the Commissioner of Insurance of the state of Wisconsin, as well as by the insurance departments of all other states in which we do business. We established the Variable Account to support the investment options under the Contract and under other variable annuity contracts we may issue. Our General Account supports the Fixed Account option under the Contract.

         We are a wholly owned subsidiary of Am Fam, Inc. Am Fam, Inc. is a downstream holding company and a wholly owned subsidiary of American Family Mutual Insurance Company ("American Family Mutual"). American Family Mutual is one of the leading property/casualty insurance companies in the United States with operations in fifteen states located primarily in the Midwest. American Family Mutual offers a broad line of insurance coverage to individuals and businesses, including automobile, accident and health, homeowners, farm owners, mobile homeowners, inland marine, burglary, commercial, personal and fire coverage.

         IMSA. We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities. As a member of IMSA, we may use the IMSA logo and language in advertisements.

THE VARIABLE ACCOUNT

We established American Family Variable Account II as a separate investment account under Wisconsin law. We own the assets in the Variable Account and we are obligated to pay all benefits under the Contracts. We may use the Variable Account to support other variable annuity contracts we issue. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account" within the meaning of the Federal securities laws. This registration does not involve supervision of the management or investment practices or policies of the Variable Account by the Securities and Exchange Commission. We have divided the Variable Account into Subaccounts, each of which invests in shares of one portfolio of the following funds:

          X Federated Insurance Series
          X Fidelity Variable Insurance Products Fund
          X Fidelity Variable Insurance Products Fund II
          X Fidelity Variable Insurance Products Fund III
          X SEI Insurance Products Trust
          X Strong Variable Insurance Funds, Inc.
          X Strong Opportunity Fund II, Inc.

The Subaccounts buy and sell portfolio shares at net asset value. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

Income, gains, and losses, whether or not realized, from assets allocated to the Variable Account will be credited to or charged against the Variable Account without regard to our other income, gains, or losses. Income, gains, and losses credited to, or charged against, a Subaccount reflect the Subaccount's own investment performance and not the investment performance of our other assets. The Variable Account assets are held separate from our other assets and are not part of our General Account. We may not use the Variable Account's assets to pay any of our liabilities other than those arising from the Contracts. If the Variable Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our General Account. The Variable Account may include other Subaccounts that are not available under the Contracts and are not discussed in this prospectus.

          - If investment in the funds or a particular portfolio is no longer possible or in our judgment becomes inappropriate for the purposes of the Variable Account, we may substitute another fund or portfolio without your consent. The substituted fund or portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future premiums, or both. However, no such substitution will be made without any necessary approval of the SEC. Furthermore, we may close Subaccounts to allocations of premiums or Accumulation Value, or both, at any time in our sole discretion. The funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts.

In addition, we reserve the right to make other structural and operational changes affecting the Variable Account. See "Additional Information -- Changes to the Variable Account."

                                 THE PORTFOLIOS
================================================================================
================================================================================

          - The Variable Account invests in shares of certain portfolios. Each portfolio is part of a mutual fund that is registered with the Securities and Exchange Commission as an open-end management investment company. This registration does not involve supervision of the management or investment practices or policies of the portfolios or mutual funds by the Securities and Exchange Commission.

          - Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio.

          - The following table summarizes each portfolio's investment objective(s) and identifies its investment adviser (and subadviser, if applicable). THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). You can find more detailed information about the portfolios, including a description of risks and expenses, in the prospectuses for the portfolios that accompany this prospectus. You should read these prospectuses carefully.

      PORTFOLIO                      INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
      ---------                      -------------------------------------------

FEDERATED QUALITY BOND FUND II |_|      INVESTMENT OBJECTIVE: Seeks to provide
                                        current income by investing in a
                                        diversified portfolio of investment
                                        grade securities, which are rated in one of the four highest categories by a nationally recognized statistical rating organization.

                                        INVESTMENT ADVISER: Federated Investment
                                        Management Company.


FEDERATED INTERNATIONAL        |_|      INVESTMENT OBJECTIVE: Seeks total return
EQUITY FUND II                          on assets through adiversified portfolio
                                        consisting primarily of non-U.S. stocks.

                                        INVESTMENT ADVISER: Federated Investment
                                        Management Company.

FIDELITY VIP GROWTH            |_|      INVESTMENT OBJECTIVE: Seeks to achieve
                                        capital appreciation by investing in the common stock of companies that the adviser believes have above-average growth potential.

                                        INVESTMENT ADVISER: Fidelity Management
                                        & Research Company.

FIDELITY VIP EQUITY-INCOME     |_|      INVESTMENT OBJECTIVE: Seeks reasonable
                                        income by investing primarily in
                                        income-producing equity securities. In
                                        choosing these securities, the adviser
                                        will also consider the potential for
                                        capital appreciation.

                                        INVESTMENT ADVISER: Fidelity Management
                                        & Research Company.


FIDELITY VIP II CONTRAFUND
  -REGISTERED TRADEMARK-       |_|      INVESTMENT OBJECTIVE: Seeks long-term
                                        capital appreciation by investing in the securities of companies whose value the adviser believes is not fully recognized by the public.

                                        INVESTMENT ADVISER: Fidelity Management
                                        & Research Company.


FIDELITY VIP III
 GROWTH & INCOME               |_|      INVESTMENT OBJECTIVE: Seeks high total
                                        return through a combination of current
                                        income and capital appreciation.

                                        INVESTMENT ADVISER: Fidelity Management
                                        & Research Company.

      PORTFOLIO                      INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
      ---------                      -------------------------------------------


SEI VP PRIME OBLIGATION FUND    |_|     INVESTMENT OBJECTIVE: Seeks to preserve
                                        principal and provide liquidity,
                                        diversification and a competitive yield
                                        by investing in high quality, short-term money market instruments.

                                        INVESTMENT ADVISER: SEI Investments
                                        Management Corporation.


STRONG MID CAP GROWTH FUND II   |_|     INVESTMENT OBJECTIVE: Seeks capital
                                        growth. The Fund invests primarily in
                                        securities that the adviser believes
                                        have above-average growth prospects.

                                        INVESTMENT ADVISER: Strong Capital
                                        Management, Inc.


STRONG OPPORTUNITY FUND II     |_|      INVESTMENT OBJECTIVE: Seeks capital
                                        growth. It currently emphasizes
                                        medium-sized companies that the adviser
                                        believes are under-priced and have
                                        attractive growth prospects.

                                        INVESTMENT ADVISER: Strong Capital
                                        Management, Inc.



THESE PORTFOLIOS ARE NOT AVAILABLE FOR PURCHASE DIRECTLY BY THE GENERAL PUBLIC, AND ARE NOT THE SAME AS OTHER MUTUAL FUND PORTFOLIOS WITH VERY SIMILAR OR NEARLY IDENTICAL NAMES THAT ARE SOLD DIRECTLY TO THE PUBLIC. However, the investment objectives and policies of certain portfolios available under the Contract are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance of the portfolios available under the Contract may be lower or higher than the investment performance of these other (publicly available) portfolios. THERE CAN BE NO ASSURANCE, AND WE MAKE NO REPRESENTATION, THAT THE INVESTMENT PERFORMANCE OF ANY OF THE PORTFOLIOS AVAILABLE UNDER THE CONTRACT WILL BE COMPARABLE TO THE INVESTMENT PERFORMANCE OF ANY OTHER PORTFOLIO, EVEN IF THE OTHER PORTFOLIO HAS THE SAME INVESTMENT ADVISER OR MANAGER, THE SAME INVESTMENT OBJECTIVES AND POLICIES, AND A VERY SIMILAR NAME.

PORTFOLIO MANAGEMENT FEES AND CHARGES

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. In addition, 4 portfolios deduct 12b-1 fees. See the Fee Table in this Prospectus and the prospectuses for the portfolios.

We receive compensation from certain investment advisers and/or administrators (and/or an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or affiliates. Such compensation may range from ___% to ___% and is based on a percentage of assets of the particular portfolios attributable to the Contract. We also receive a portion of the 12b-1 fees deducted from portfolio assets as reimbursement for providing certain services permitted under the fund's 12b-1 plan. Some advisers, administrators, or portfolios may pay us more than others.

PLEASE READ THE PORTFOLIO PROSPECTUSES TO OBTAIN MORE COMPLETE INFORMATION REGARDING THE PORTFOLIOS. KEEP THESE PROSPECTUSES FOR FUTURE REFERENCE.



                             THE ACCUMULATION PERIOD
================================================================================
================================================================================

         The accumulation period begins when we issue your Contract and continues until the Annuity Commencement Date. The accumulation period will also end if you surrender your Contract, or a death benefit is payable, before the payout period.

PURCHASING A CONTRACT

         You may purchase a Contract with a premium payment of $750 or more. The first premium payment is the only one we require you to make.

         To purchase a Contract, you must complete an application and send it with your premium to us through one of our authorized agents who is also a registered representative. Contracts may be sold to or in connection with retirement plans that qualify for special tax treatment.

         If you are purchasing the Contract through a tax favored arrangement, including IRAs, Roth IRAs, and SIMPLE IRAs, you should carefully consider the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax favored arrangement itself provides for tax sheltered growth.

         We will not issue you a Contract if the Annuitant is older than age 80 on the issue date.

CANCELLATION -- THE 10 DAY FREE-LOOK PERIOD

         You have the right to cancel the Contract for any reason within 10 days after you receive it. In some jurisdictions, this period may be longer than 10 days. To cancel the Contract, you must provide written notice of cancellation and return the Contract to us or to the agent who sold it before the end of the Free-Look Period. We deem the Free-Look Period to begin 10 days after we deliver you the Contract.

         Upon exercise of your free-look right, we will refund an amount equal to the Accumulation Value, without deduction for any surrender charge normally assessed. Or, if greater, and required by the law of your state, we will refund your premium payments. We will pay the refund within 7 calendar days after we receive the Contract. The Contract will then be deemed void.

DESIGNATING YOUR INVESTMENT OPTIONS

         When you complete your application, you will give us instructions on how to allocate your first premium payment among the 9 Subaccounts and the Fixed Account. The amount you direct to a particular Subaccount and/or to the Fixed Account must be in whole percentages from 10% to 100% of the premium payment.

         If your application is complete and your premium payment has been received at our Home Office or our Administrative Service Center, we will issue your Contract within two business days of its receipt, and credit your initial premium payment to your Contract. If your application is incomplete, we will contact you and seek to complete it within five business days. If we cannot complete your application within five business days after we receive it, we will return your premium payment, unless you expressly permit us to keep it. We will credit the payment as soon as we receive all necessary application information.

         The date we credit your initial premium payment to your Contract is the issue date. We allocate your initial premium payment among the Subaccounts and the Fixed Account according to your instructions.

         We may reject any application or premium payment for any reason permitted by law.

ADDITIONAL PREMIUM PAYMENTS

         There are no requirements on how many premium payments to make. You determine the amount and timing of each additional premium payment, except that the premium payment must be at least $50. You may make premium payments at any time until the earliest of: (a) the Annuity Commencement Date; (b) the date you surrender the Contract; or (c) the date you reach age 70 1/2 for qualified Contracts (other than Roth IRAs and rollovers and transfers).

         We reserve the right not to accept an initial premium payment or total premium payments of $1,000,000 or more. The Tax Code may also limit the amount of premiums you may make.

         We will credit any additional premium payments you make to your Contract at the accumulation unit value next computed at the end of the Business Day on which we receive them at our Administrative Service Center. Our Business Day closes at 4:00 p.m. Eastern Time (1:00 p.m. Pacific Time). If we receive your premium payments after the close of a Business Day, we will calculate and credit them as of the end of the next Business Day.

         We will direct your premium payment to the Subaccounts and/or the Fixed Account according to your written instructions in effect at the time we receive it at our Administrative Service Center. You may change your instructions at any time by sending us a written request or by telephone authorization. Changing your allocation instructions will not change the way existing Accumulation Value is apportioned among the Subaccounts or the Fixed Account.

PLANNED PREMIUM PAYMENTS

         You may elect to participate in our planned premium payment program. Under this program, you will provide us with a schedule showing the amount and frequency of any additional premium payments you intend to make under the Contract. Your minimum planned premium payment must be at least $50. We will forward to you an annual, semiannual or quarterly premium payment reminder notice. You are under no obligation to make premium payments in accordance with the schedule.

         We reserve the right to limit the number and amount of any planned premiums payments.

         THE ACCUMULATION VALUE IN A SUBACCOUNT WILL VARY WITH THE INVESTMENT PERFORMANCE OF THAT SUBACCOUNT. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS. YOU SHOULD PERIODICALLY REVIEW YOUR PREMIUM PAYMENT ALLOCATION INSTRUCTIONS IN LIGHT OF MARKET CONDITIONS AND YOUR OVERALL FINANCIAL OBJECTIVES.

                             YOUR ACCUMULATION VALUE
================================================================================
================================================================================

ACCUMULATION VALUE


         The Accumulation Value serves as the starting point for calculating values under a Contract.

         ACCUMULATION VALUE:

          - Equals the sum of all values in the Fixed Account, and in each Subaccount;
          - Is determined first on the Issue Date and then on each Business Day; and
          - Has no guaranteed minimum amount and may be more or less than premiums paid.

SURRENDER VALUE

         The Surrender Value is the amount we pay to you when you surrender your Contract. We determine the Surrender Value at the end of the valuation period when we receive your written surrender request.

         SURRENDER VALUE AT THE END OF ANY BUSINESS DAY EQUALS:

          -    the Accumulation Value on the surrender date; MINUS
          -    any surrender charge; MINUS
          -    any state premium tax due; MINUS
          -    any portion of the annual contract fee due.

SUBACCOUNT ACCUMULATION VALUE

         At the end of any valuation period, the Accumulation Value in a Subaccount is equal to the number of units in the Subaccount multiplied by the Accumulation Unit Value of that Subaccount.

         THE NUMBER OF UNITS IN ANY SUBACCOUNT AT THE END OF ANY BUSINESS DAY
EQUALS:

          - the initial units purchased at the Accumulation Unit Value on the Issue Date; PLUS
          -    units purchased with additional premium payments; PLUS
          - units purchased via transfers from another Subaccount or the Fixed Account; MINUS
          -    units redeemed to pay for the annual policy fee; MINUS
          -    units redeemed to pay for partial surrenders; MINUS
          - units redeemed as part of a transfer to another Subaccount or the Fixed Account.

         Every time you allocate or transfer money to or from a Subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Contract by dividing the dollar amount of the transaction by the unit value for that Subaccount at the end of the valuation period.

ACCUMULATION UNIT VALUE

         We determine the Accumulation Unit Value for each Subaccount to reflect how investment performance affects the Accumulation Value. The Accumulation Unit Value for each Subaccount was arbitrarily set at $10 when the Subaccount began operations. Thereafter, the Accumulation Unit Value at the end of every valuation period is the Accumulation Unit Value at the end of the previous valuation period times the net investment factor, as described below.

         The net investment factor is an index applied to measure the investment performance of a Subaccount from one valuation period to the next. Each Subaccount has a net investment factor for each valuation period which may be greater or less than one. Therefore, Accumulation Unit Value may increase or decrease. The net investment factor for any Subaccount for any valuation period equals:

     - the Accumulation Unit Value, determined at the end of the current valuation period; PLUS OR MINUS

     -    the amount of any dividend or capital gains distributions;
          PLUS OR MINUS

     - the per share amount of any dividend or capital gain distributions; PLUS OR MINUS

     - the per share charge or credit for any taxes attributable to the operation of the Subaccount; DIVIDED BY

     - the Accumulation Unit Value for the immediately preceding valuation period; MINUS

     - a daily charge for the mortality and expense risk and asset-based administrative charges.

The net investment factor may be greater or less than one.

FIXED ACCOUNT ACCUMULATION VALUE

         On the issue date, the Fixed Account Accumulation Value is equal to the net premiums allocated to the Fixed Account.


         THE FIXED ACCOUNT ACCUMULATION VALUE AT THE END OF ANY BUSINESS DAY IS EQUAL TO:

          -    the net premium(s) allocated to the Fixed Account; PLUS
          -    any amounts transferred to the Fixed Account; PLUS
          -    interest credited to the Fixed Account; MINUS
          -    amounts deducted to pay for the annual policy fee; MINUS
          -    amounts withdrawn from the Fixed Account; MINUS
          -    amounts transferred from the Fixed Account to a Subaccount.

Interest will be credited to the Fixed Account on each [DATE] as follows:

           > For amounts in the Fixed Account for the entire Contract year interest will be credited from the beginning to the end of the Contract year

           > For amounts allocated to the Fixed Account during the Contract year interest will be credited from the date the net premium payment is allocated to the end of the Contract year

           > For amounts transferred to the Fixed Account during the Contract year interest will be credited from the date of the transfer to the end of the Contract year

           > For amounts deducted or withdrawn from the Fixed Account during the prior Contract year interest will be credited from the beginning of the prior Contract year to the date of deduction or withdrawal.

TRANSFERS BETWEEN INVESTMENT OPTIONS
================================================================================
================================================================================

         You may make transfers between and among the Subaccounts and the Fixed Account. We will determine the amount you have available for transfers at the end of the valuation period when we receive your written request. The following features apply to transfers under the Contract:

          - You may request a transfer of up to 100% of the Accumulation Value from one Subaccount to another Subaccount or to the Fixed Account in writing or by phone (as states permit).

          - For transfers to the Fixed Account, you must transfer at least $250 or the total Accumulation Value in the Subaccount(s), if less than $250.

          - You may transfer amounts among the Subaccounts, an unlimited number of times in a Contract year. There is no minimum transfer amount.

          - We impose a $25 charge per transfer on each transfer after the twelfth during a Contract year before the Annuity Commencement Date. Transfers due to dollar cost averaging, automatic asset reallocation, or the initial allocation of Accumulation Value from the Money Market Subaccount do NOT count as transfers for the purpose of assessing the transfer fee. See "Transfers Between Investment Options -- Dollar Cost Averaging" and "Transfers Between Investment Options -- Automatic Asset Reallocation."

          - We consider each telephone or written request to be a single transfer, regardless of the number of Subaccounts (or Fixed Account) involved.

          - We process transfers based on unit values determined at the end of the Business Day when we receive your transfer request.

          -    Transfers from the Fixed Account:

               - You may make only one transfer per year from the Fixed Account to the Subaccounts.

               - You may not transfer more than 25% of the Accumulation Value in the Fixed Account as of the date of transfer. If such transfer causes the Accumulation Value in the Fixed Account to fall below $1,000, we will transfer the full Accumulation Value.

          - We reserve the right to revoke or modify the transfer privilege at any time.


DOLLAR COST AVERAGING

         You may elect to participate in a dollar cost averaging program in the application or by completing an election form that we receive by the beginning of the month. Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the Subaccounts over a period of time by systematically and automatically transferring, on a monthly, quarterly, semi-annual or annual basis, specified dollar amounts from the Money Market Subaccount into any other Subaccount(s). This allows you to potentially reduce the risk of investing most of your premium payment into the Subaccounts at a time when prices are high. We do not assure the success of this strategy, and success depends on market trends. We cannot guarantee that dollar cost averaging will result in a profit or protect against loss. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.

              On each dollar cost averaging transfer day, we will automatically transfer equal amounts (minimum $250) from the Money Market Subaccount to your designated "destination accounts" in the percentages selected. You may have multiple destination accounts. To participate in dollar cost averaging, you must elect a period of time and place at least $1,000 in the Money Market Subaccount.

         If you have elected dollar cost averaging, the program will start on the first Business Day after the later of:

          -    the Contract Date; or
          - when the Accumulation Value of the Money Market Subaccount equals or exceeds the greater of: (a) the minimum amount stated above; or (b) the amount of the first transfer.

DOLLAR COST AVERAGING WILL END IF:

     -    we receive your written request to cancel your participation;
     -    the Accumulation Value in the Money Market Subaccount is depleted; or
     -    the specified number of transfers has been completed.

         You will receive written notice confirming each transfer and when the program has ended. You are responsible for reviewing the confirmation to verify that the transfers are being made as requested. There is no additional charge for dollar cost averaging. A transfer under this program is NOT considered a transfer for purposes of assessing the transfer fee. We may modify, suspend, or discontinue the dollar cost averaging program at any time upon 30 days' written notice to you. You cannot choose dollar cost averaging if you are participating in the automatic asset reallocation program.

AUTOMATIC ASSET REALLOCATION

         We also offer an automatic asset reallocation program under which we will automatically transfer amounts monthly, quarterly, semi-annually or annually to maintain a particular percentage allocation among the Subaccounts. Accumulation Value allocated to each Subaccount will grow or decline in value at different rates. Over time, this method of investing may help you buy low. The automatic asset reallocation program does not guarantee gains, nor does it assure that you will not have losses. The Fixed Account does not participate in this program.

TO PARTICIPATE IN THE AUTOMATIC ASSET REALLOCATION PROGRAM:

     - you must elect this feature in the Application or after issue by submitting an automatic asset reallocation request form to our Administrative Service Center.

         There is no additional charge for the automatic asset reallocation program. Any reallocation which occurs under the automatic asset reallocation program will NOT be counted towards the 12 "free" transfers allowed during each Contract year. You can end this program at any time.

AUTOMATIC ASSET REALLOCATION WILL END IF:

     -    we receive your written request to terminate the program.

         We may modify, suspend, or discontinue the automatic asset reallocation program at any time. You cannot choose automatic asset reallocation if you are participating in the dollar cost averaging program.

EXCESSIVE TRADING LIMITS

         We reserve the right to limit transfers in any Contract year, or to refuse any transfer request for an Owner if:

     - we believe, in our sole discretion, that excessive trading by the Owner, or a specific transfer request, or a group of transfer requests, may have a detrimental effect on the unit values of any Subaccount or the share prices of any portfolio or would be detrimental to other Owners; or

     - we are informed by one or more portfolios that they intend to restrict the purchase of portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of portfolio shares.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Owners.

TELEPHONE TRANSFERS

         You must notify us on your application or in writing that you want the ability to make transfers by telephone, you will have the ability to make a transfer by giving us instructions over the telephone. You may use your telephone to authorize a transfer from one Subaccount or the Fixed Account to another Subaccount or the Fixed Account, to change the allocation instructions for future investments, and/or to change automatic asset reallocation and dollar cost averaging programs.

         We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If we follow such procedures we will not be liable for any losses due to unauthorized or fraudulent instructions. We may be liable for such losses if we do not follow those reasonable procedures.

         The procedures that we may follow for telephone transfers include:

     - providing you with a written confirmation of all transfers made according to telephone instructions;

     - requiring a form of personal identification prior to acting on instructions received by telephone; and

     -    tape recording instructions received by telephone.

         We reserve the right to modify, restrict, suspend or eliminate the transfer privileges (including the telephone transfer facility) at any time, for any class of Contracts, for any reason.

TRANSFER FEE

         We will impose a transfer fee of $25 for the thirteenth and each subsequent transfer request you make per Contract year. Transfers you make pursuant to the automatic asset reallocation and dollar cost averaging programs do not count toward your 12 free transfers. See "Fees and Charges - Transfer Fee."


                              ACCESS TO YOUR MONEY
================================================================================
================================================================================

SURRENDERS

         At any time before the Annuity Commencement Date, you may surrender your Contract for its Surrender Value.

         The SURRENDER VALUE is equal to :

               -    the Accumulation Value on the surrender date; MINUS
               -    any applicable surrender charge; MINUS
               -    any premium taxes not previously deducted; MINUS
               -    any portion of the annual policy fee unless waived.

         The Surrender Value will be determined at the unit value next determined as of the close of business on the Business Day we receive your written request for surrender at our Administrative Service Center, unless you specify a later date in your request. If we receive your written request after the close of our Business Day, usually 4:00 p.m. Eastern Time, we will determine the Surrender Value as of the next Business Day. The Surrender Value will be paid in a lump sum unless you request payment under a settlement option. A surrender may have adverse federal income tax consequences, including a penalty tax. See "Federal Tax Matters."

PARTIAL SURRENDERS

         Before the Annuity Commencement Date, you may request a partial surrender of part of your Surrender Value. Partial surrenders are subject to the following conditions:

               -    the minimum amount you can withdraw is $250; and
               - you may not make a partial surrender if the withdrawal plus the surrender charge, partial surrender processing fee and any applicable premium tax charge would cause the Accumulation Value to fall below $1,000.

         We will withdraw the amount you request from the Surrender Value as of the Business Day on which you request a partial surrender from our Administrative Service Center, provided we receive your request before the close of our Business Day, usually 4:00 p.m. Eastern Time. If we receive your request after the close of our Business Day, we will make the withdrawal as of the next Business Day. We will then reduce your Accumulation Value by any applicable surrender charge, the partial surrender processing fee, any applicable premium tax charge plus the dollar amount we sent to you. If the amount of the partial surrender is $5,000 or more, your request must be in writing.

         You may specify how much you wish to withdraw from each Subaccount and/or the Fixed Account. If you do not specify, or if you do not have sufficient assets in the Subaccounts or Fixed Account you specified to comply with your request, we will make the partial surrender on a pro rata basis from the Fixed Account and those Subaccounts in which you are invested. We will base the pro rata reduction on the ratio that the Accumulation Value in each Subaccount and the Fixed Account has to the entire Accumulation Value before the partial surrender.

         Remember, any partial surrender you take will reduce your Accumulation Value, and may reduce the death benefit by the amount of the partial surrender plus any charges. See "Death Benefit."

         INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY PARTIAL SURRENDER YOU MAKE.

         Your right to surrender and make partial surrenders is also subject to any restrictions imposed by applicable law or employee benefit plan.

         See "Fees and Charges -- Surrender Charge" for an explanation of the surrender charges that may apply.

SYSTEMATIC WITHDRAWAL PLAN

         You can elect to receive regular payments from your Accumulation Value during the accumulation period by instructing us to withdraw selected amounts from the Fixed Account or any of the Subaccounts. We will specify the terms of the withdrawal plan on your Application or make these withdrawals on a monthly, quarterly, semi-annual or annual basis as you direct. You must complete an enrollment form and send it to our Administrative Service Center. You may terminate the systematic withdrawal plan at any time.

         There are some limitations to the systematic withdrawal plan:

               -    withdrawals must be at least $100;
               - you must have a minimum balance at least equal to the amount you want to withdraw; and
               - we will deduct a surrender charge from any amount you withdraw in excess of your free withdrawal amount.

         Income taxes and tax penalties may apply to the amount withdrawn. We may suspend or modify the systematic withdrawal plan at any time.

                                  DEATH BENEFIT
================================================================================
================================================================================

DEATH BENEFIT BEFORE THE ANNUITY COMMENCEMENT DATE

         We will pay a death benefit if the Annuitant dies before the Annuity Commencement Date. Assuming you are also the Owner, your Beneficiary will receive a death benefit unless the Beneficiary is your surviving spouse and elects to continue the Contract. The death benefit is calculated at the close of the Business Day on which we receive written notice and due proof of death as well as properly completed required claim forms, at our Administrative Service Center. If the Beneficiary elects to delay receipt of the death benefit, the amount of the death benefit payable in the future may be affected. If the deceased Annuitant was not an Owner, the proceeds may be received in a lump sum or applied to any of the settlement options within one year of death. If the deceased Annuitant was an Owner, then death proceeds must be distributed in accordance with the Death of Owner provisions below. If we do not receive a request to apply the death benefit proceeds to a settlement option, we will make a lump sum distribution. We will generally pay lump sum death benefit payments within 7 days after our Administrative Service Center has received sufficient information to make the payment.

DEATH BENEFIT PAYABLE

         The death benefit equals the greater of:

               - the ACCUMULATION VALUE on the later of the date that we receive due proof of death and the date when we receive the Beneficiary's instructions on payment method at our Administrative Service Center; or
               - the MINIMUM DEATH BENEFIT. The minimum death benefit equals the sum of all premium payments, minus reductions for partial surrender.

         Upon payment of the death benefit, the Contract will terminate.

         If the Annuitant or Owner is Attained Age 80 or older at the time of death, the death benefit is the Accumulation Value as determined above.

DEATH OF THE ANNUITANT

     1. If the Annuitant dies prior to the Annuity Commencement Date, we will pay the death benefit as provided above.

     2. If the Annuitant dies after the Annuity Commencement Date but before all of the proceeds payable under the Contract have distributed, we will pay the remaining proceeds to the Beneficiary(ies) under the method of payment in effect at the time of the Annuitant's death, unless the Beneficiary elects to receive the discounted Value of any remaining payments in a lump sum.

DEATH OF OWNER

         If any Owner of the Contract dies before the Annuity Commencement Date, the following applies:

          - If the new Owner is the deceased Owner's spouse, the Contract will continue, treating the spouse as the new Owner and, if the deceased Owner was also the Annuitant, the deceased Owner's spouse will also be the Annuitant.
          - If the new Owner is someone other than the deceased Owner's spouse, the entire interest in the Contract must be distributed to the new Owner:

               -    within 5 years of the deceased Owner's death
                           or
               - over the life of the new Owner or over a period not extending beyond the life or the life expectancy of the new Owner, as long as payments begin within one year of the deceased Owner's death.

         If the deceased Owner was the Annuitant, the new Owner will be the joint Owner, if any, or if there is no joint Owner, the Beneficiary.

         If the deceased Owner was not the Annuitant, the new Owner will be the joint Owner, if any, or if there is no joint Owner, the Annuitant.

         If the new Owner dies after the deceased Owner but before the entire interest has been distributed, any remaining distributions will be to the new Owner's estate.

         If any Owner dies on or after the Annuity Commencement Date, but before all proceeds payable under this Contract have been distributed, the Company will continue payments to the Annuitant (or, if the deceased Owner was the Annuitant, to the Beneficiary) under the payment method in effect at the time of the deceased Owner's death.

         If any Owner of this Contract is not an individual, the death of any Annuitant shall be treated as the death of an Owner.

         In all events, death benefit distributions will be made from the Contract in accordance with Section 72(s) of the Internal Revenue Code of 1986, as amended.


                                FEES AND CHARGES
================================================================================
================================================================================

MORTALITY AND EXPENSE RISK CHARGE

         As compensation for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge from your assets in the Subaccounts. The charge is equal, on an annual basis, to 1.00% of the average daily net assets you have invested in the Subaccounts.

         The mortality risk we assume is that Annuitants may live for a longer period of time than estimated. The mortality risk that we assume also includes a guarantee to pay a death benefit if the Owner dies before the Annuity Commencement Date. The expense risk that we assume is the risk that the administrative fees and transfer fees (if imposed) may be insufficient to cover actual future expenses. We may use any profits from the mortality and expense risk charge to pay the costs of distributing the Contracts.

ASSET-BASED ADMINISTRATION CHARGE

         We deduct a daily asset-based administration charge from each Subaccount to help reimburse us for our administrative costs, such as Owner inquiries, changes in allocations, Owner reports, Contract maintenance costs and data processing costs. This charge is equal, on an annual basis, to 0.15% of your average daily net assets in the Subaccounts. This charge is designed to help compensate us for the cost of administering the Contracts and the Variable Account.

PARTIAL SURRENDER PROCESSING FEE

         For each partial surrender, we deduct a processing fee of 2% of the amount withdrawn up to $25, from the remaining Accumulation Value to help reimburse us for the administrative costs of processing partial surrenders.

TRANSFER FEE

         A transfer fee of $25 will be imposed for the thirteenth and each subsequent transfer during a Contract year. Any unused free transfers do not carry over to the next Contract year. Each written or telephone request would be considered to be one transfer, regardless of the number of Subaccounts affected by the transfer. Transfers you make through our automatic asset reallocation and dollar cost averaging programs do NOT count toward your twelve free transfers. We deduct the transfer fee from the amount transferred.

SURRENDER CHARGE

         We do not deduct a charge for sales expenses from premium payments at the time premium payments are paid to us. However, we will deduct a surrender charge, if applicable, if you surrender your Contract or partially surrender Accumulation Value before the Annuity Commencement Date. We do not assess a surrender charge on withdrawals made if the Contract terminates due to your death or the death of the last surviving annuitant.

         As a general rule, the surrender charge equals a percentage of the premium payments withdrawn that: (a) we have held for less than nine years; and
(b) are not eligible for a free withdrawal. The surrender charge applies during the entire nine year period following each premium payment. The applicable percentage depends on the number of years since you made the premium payment being withdrawn, as shown on this chart:


                  NUMBER OF COMPLETED
                  YEARS FROM THE DATE OF                      SURRENDER CHARGE
                  PREMIUM PAYMENT                             PERCENTAGE
                  ------------------------------------        ----------------
                  0..............................                      8%
                  1..............................                      8%
                  2..............................                      7%
                  3..............................                      6%
                  4..............................                      5%
                  5..............................                      4%
                  6..............................                      3%
                  7 .............................                      2%
                  8..............................                      1%
                  9..............................                      1%
                  10 and later ..................                      0%

         In determining surrender charges, we will deem premium payments to be surrendered in the order in which they were received -- that is, on a first-in, first-out basis. We also treat premium payments as being withdrawn before earnings.

         Because surrender charges are based on the date each premium payment is made, you may be subject to a surrender charge, even though the Contract may have been issued many years earlier.

         When you request a partial surrender, you will be sent a check in the amount you requested, less applicable tax withholding. If a surrender charge applies, your Accumulation Value will be reduced by the dollar amount we send you, plus the surrender charge, the partial surrender processing fee and any applicable premium tax charge. The deductions will be made pro-rata from all Subaccounts and the Fixed Account in which the Contract is invested based on the remaining Accumulation Value in each Subaccount and the Fixed Account, unless you request otherwise.

         FREE WITHDRAWAL AMOUNT

         Each Contract year, after the first Contract year, you may withdraw a portion of your Accumulation Value without incurring a surrender charge. This amount is called the free withdrawal amount. The FREE WITHDRAWAL AMOUNT is an amount equal to 10% of total premium payments minus any prior partial surrenders.

         We do not assess a surrender charge on proceeds applied to a settlement option with a fixed pay-out period of at least 5 years or on a settlement option with a life contingency. You may also withdraw, free of surrender charge, any premium payment that has been held by us for more than nine years.

         We will pay the Surrender Value to you in a lump sum within 7 days after we receive your completed, signed surrender form absent other arrangements, unless the payment is from the Fixed Account. We may defer payment from the Fixed Account for the time allowed by law but not more than 6 months.

ANNUAL CONTRACT FEE

         At the end of each Contract year before the Annuity Commencement Date, we will deduct an annual policy fee of $30 from your Accumulation Value as partial reimbursement for our administrative expenses relating to the Contract. We will deduct the fee from each Subaccount and the Fixed Account based on the proportion that the Accumulation Value in each Subaccount and the Fixed Account bears to the total Accumulation Value. We will also deduct a pro rata portion of this charge on the Annuity Commencement Date, or the date you surrender the Contract. We guarantee this charge will not exceed $50.

         We will not deduct this fee after income payments have begun. We also currently waive deduction of the charge for Contracts whose Accumulation Value is more than $20,000 on the date of assessment.

PORTFOLIO MANAGEMENT FEES AND CHARGES

         Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. In addition, 4 portfolios deduct 12b-1 fees. See the Fee Table in this Prospectus and the prospectuses for the portfolios.

         We receive compensation from certain investment advisers and/or administrators (and/or an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or affiliates. Such compensation may range from ____% to ____% and is based on a percentage of assets of the particular portfolios attributable to the Contract. We also receive a portion of the 12b-1 fees deducted from portfolio assets as reimbursement for providing certain services permitted under the fund's 12b-1 plan. Some advisers, administrators, or portfolios may pay us more than others.

OTHER CHARGES

         If you request an additional copy of your Contract, we reserve the right to charge a maximum fee of $10 for the cost of preparing that copy.

PREMIUM TAXES

         Various states and other governmental entities charge a premium tax on annuity contracts issued by insurance companies. Premium tax rates currently range up to 3.5%, depending on the state. We are responsible for paying these taxes. If applicable, we will deduct the cost of such taxes from the Accumulation Value of your Contract either:

          -    from premium payments as we receive them,
          -    from Accumulation Value upon surrender or partial surrender,
          -    on the Annuity Commencement Date, or
          -    upon payment of a death benefit.

OTHER TAXES

         Currently, no charge is made against the Variable Account for any federal, state or local taxes (other than premium taxes) that we incur or that may be attributable to the Variable Account or the Contracts. We may, however, deduct such a charge in the future, if necessary.

                                THE PAYOUT PERIOD
================================================================================
================================================================================

THE ANNUITY COMMENCEMENT DATE

         The Annuity Commencement Date is the day that the payout period begins under the settlement option you have selected. If you own a Contract that is not a qualified Contract, you must select the Annuity Commencement Date on which you will begin to receive income payments. The Annuity

Commencement Date can be no earlier than the fifth Contract anniversary and can be no later than the Contract anniversary when the oldest Annuitant is age 95.

         In the case of an IRA that satisfies Tax Code section 408, the Annuity Commencement Date must be no later than April 1 of the calendar year following the year in which you reach age 70 1/2 and the payment must be made in a specified form or manner. Roth IRAs under section 408A of the Tax Code do not require distributions at any time prior to your death; the Annuity Commencement Date for Roth IRAs can be no later than age 95.

SETTLEMENT OPTIONS

         You must choose a settlement option on or before the Annuity Commencement Date. The settlement option you select will affect the dollar amount of each income payment you receive. You may select or change your settlement option on or before the Annuity Commencement Date while the Annuitant is living by sending a written request signed by you and/or your Beneficiary, as appropriate, to our Administrative Service Center. You may choose one of the settlement options described below or any other settlement option being offered by us as of the Annuity Commencement Date. You may also choose a lump sum payment or payment under a Flexible Settlement Account. We pay interest on proceeds held in the Flexible Settlement Account as required by state law. The settlement options we currently offer provide for fixed income payments.

         You may elect to receive income payments on a monthly, quarterly, semi-annual or annual basis depending upon the settlement option you choose. If you do not specify the frequency of payment, we will pay you monthly. The first payment under any option will be made on the day of the month you request (subject to our agreement) and will be based on the payment frequency you selected measured from the Annuity Commencement Date. We will make subsequent payments on the same day of each subsequent period in accordance with the payment interval and settlement option you select.

         If you do not select a settlement option by the Annuity Commencement Date, we will apply the Accumulation Value under the Fixed Period and Life settlement option, with a ten year guaranteed period of payments, as described below.

         A Beneficiary may have the death benefit paid as an annuity under one of the settlement options.

DETERMINING THE AMOUNT OF YOUR INCOME PAYMENT

         On the Annuity Commencement Date, we will use the Surrender Value to calculate your income payments under the settlement option you select. The Surrender Value is your Accumulation Value minus any applicable surrender charges, annual policy fee, and premium tax charge.

         For qualified Contracts, distributions must satisfy certain requirements specified in the Tax Code.

FIXED INCOME PAYMENTS

         Fixed income payments are periodic payments that we make to the Annuitant. The amount of the fixed income payment is fixed and guaranteed by us.

         The amount of each payment depends on:

          -    the form and duration of the settlement option you choose;
          -    the age of the Annuitant;
          -    the gender of the Annuitant (if applicable);
          - the amount of your Surrender Value on the Annuity Commencement Date; and
          -    the applicable guaranteed annuity tables in the Contract.

         The guaranteed annuity tables in the Contract are based on a minimum guaranteed interest rate of 3.5%. We may, in our sole discretion, make income payments in an amount based on a higher interest rate.

AVAILABLE SETTLEMENT OPTIONS:

              FIXED PERIOD. We will make equal periodic payments for a fixed period not less than 5 years and not longer than 30 years. If the payee dies before the period ends, the beneficiary may elect one of the following options: payments for the remainder of the period, a single sum payment or another fixed settlement option with a lesser fixed period.

              FIXED PERIOD AND LIFE. We will make equal periodic payments for a guaranteed minimum period of not less than 10 years. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15, or 20 years. If the payee dies before the end of the guarantee period, the balance of the guaranteed payments will be paid to the beneficiary.

              FIXED AMOUNT. We will make equal periodic payments of a definite amount. The amount of each payment must be at least $20 for a period of not less than 5 years and not longer than 30 years. Payments will continue until the Proceeds are exhausted. The last payment will equal the amount of any unpaid Proceeds. If the payee dies before the Proceeds are paid, the beneficiary may elect one of the following options: payments for the remainder of the period, a lump sum payment or another fixed settlement option with a lesser fixed period.

              JOINT AND SURVIVOR LIFETIME INCOME. We will make equal periodic payments to two payees for a guaranteed minimum of 10 years. Payments will continue as long as either payee is living. If both payees die before the end of the minimum period, the beneficiary may elect one of the following options: payments for the remainder of the period, a lump sum payment or another fixed settlement option with a lesser fixed period.

              INSTALLMENT REFUND. Payments are guaranteed for the lifetime of the payee. Payments are guaranteed to total no less than the amount of the proceeds or death benefit applied. If the payee dies before the guaranteed payments have been made, the remaining payment will be paid to the beneficiary.

              LIFETIME - NO REFUND. Payments are made for the lifetime of the payee. No minimum number of payments is guaranteed. Payments end at the death of the payee.


                                THE FIXED ACCOUNT
================================================================================
================================================================================

         You may allocate some or all of your premium payments and transfer some or all of your Accumulation Value to the Fixed Account. The Fixed Account is part of our General Account. We own the assets in the General Account, and we use these assets to support our insurance and annuity obligations other than those funded by our separate accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over investment of the Fixed Account's assets. We bear the full investment risk for all amounts allocated or transferred to the Fixed Account. We guarantee that the amounts allocated to the Fixed Account will be credited interest daily at a net effective annual interest rate of at least 3%. The principal, after charges and deductions, is also guaranteed. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. The Fixed Account value will not share in the investment performance of our General Account.

         Our current practice is that each Contract year, we, in our sole discretion, intend to establish a current interest rate that will be credited daily to amounts held in the Fixed Account for the duration of the Contract year. For each amount allocated or transferred to the Fixed Account, we apply the current interest rate to the end of the Contract year. At the end of the Contract year, we reserve the right to declare a new current interest rate on this amount and accrued interest thereon. You assume the risk that interest credited to amounts in the Fixed Account may not exceed the minimum 3% guaranteed rate.

WE HAVE NOT REGISTERED THE FIXED ACCOUNT WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT.

FIXED ACCOUNT TRANSFERS

         GENERAL

         A transfer charge of $25 will be imposed for the thirteenth and each subsequent request you make to transfer Accumulation Value from one or more Subaccounts to the Fixed Account (or to one or more Subaccounts) during a single Contract year before the Annuity Commencement Date.

         Before the Annuity Commencement Date, you may make ONE transfer each Contract year from the Fixed Account to one or more of the Subaccounts.

         PAYMENT DEFERRAL

         We have the right to defer payment of any surrender, partial surrender, or transfer from the Fixed Account for up to six months from the date we receive your written request at our Administrative Service Center. During such deferral, we will continue to credit interest at the current guaranteed interest rate(s) for the Fixed Account.

                    INVESTMENT PERFORMANCE OF THE SUBACCOUNTS
================================================================================
================================================================================

         The Company periodically advertises performance of the Subaccounts and portfolios. We may disclose at least four different kinds of performance.

         First, we may disclose standard total return figures for the Subaccounts that reflect the deduction of all charges under the Contract, including the mortality and expense charge, the annual policy fee and the surrender charge. THESE FIGURES ARE BASED ON THE ACTUAL HISTORICAL PERFORMANCE OF THE SUBACCOUNTS SINCE THEIR INCEPTION.

         Second, we may disclose total return figures on a non-standard basis. This means that the data may be presented for different time periods and different dollar amounts. The data will not be reduced by the surrender charge assessed under the Contract. We will only disclose non-standard performance data if it is accompanied by standard total return data.

         Third, we may present historic performance data for the portfolios since their inception reduced by all fees and charges under the Contract, although we may not deduct the surrender charge in some cases. Such adjusted historic performance includes data that precedes the inception dates of the Subaccounts, but is designed to show the performance that would have resulted if the Contract had been available during that time.

         Fourth, we may include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

         In advertising and sales literature (including illustrations), the performance of each Subaccount may be compared with the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or portfolios of mutual funds with investment objectives similar to the Subaccount. Lipper Analytical Services, Inc. ("Lipper"), CDA Investment Technologies ("CDA"), Variable Annuity Research Data Service ("VARDS") and Morningstar, Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

         Lipper's and Morningstar's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, CDA, VARDS and Morningstar rank or illustrate such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the Variable Account level into consideration. In addition, VARDS prepares risk rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

         Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

         We may also report other information including the effect of systematic investments and tax-deferred compounding on a Subaccount's investment returns, or returns in general. We may illustrate this information by using tables, graphs, or charts. All income and capital gains derived from Subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the Subaccount investment experience is positive.

                                  VOTING RIGHTS
================================================================================
================================================================================

         We are the legal owner of the portfolio shares held in the Subaccounts. However, when a portfolio is required to solicit the votes of its shareholders through the use of proxies, we believe that current law requires us to solicit you and other Contract Owners as to how we should vote the portfolio shares held in the Subaccounts. If we determine that we no longer are required to solicit your votes, we may vote the shares in our own right.

         When we solicit your vote, the number of votes you have will be calculated separately for each Subaccount in which you have an investment. The number of your votes is based on the net asset value per share of the portfolio in which the Subaccount invests. It may include fractional shares. Before the Annuity Commencement Date, you hold a voting interest in each Subaccount to which the Accumulation Value is allocated. If you have a voting interest in a Subaccount, you will receive proxy materials and reports relating to any meeting of shareholders of the portfolio in which that Subaccount invests.

         If we do not receive timely voting instructions for portfolio shares, we will vote those shares in proportion to the voting instructions we receive. Instructions we receive to abstain on any item will reduce the total number of votes being cast on a matter. For further details as to how we determine the number of your votes, see the SAI.

                               FEDERAL TAX MATTERS
================================================================================
================================================================================

         The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws.

         We believe that our Contracts will qualify as annuity contracts for federal income tax purposes and the following discussion assumes that they will so qualify. Further information on the tax status of the Contract can be found in the SAI under the heading "Tax Status of the Contracts."

         When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money -- generally for retirement purposes. In this way, annuity contracts have been recognized by the tax authorities as a legitimate means of DEFERRING tax on investment income.

         If you invest in a variable annuity as part of an IRA, Roth IRA or SIMPLE IRA program, your Contract is called a QUALIFIED CONTRACT. If your annuity is independent of any formal retirement or pension plan, it is called a NON-QUALIFIED CONTRACT.

         We believe that if you are a natural person you will not be taxed on increases in the Contract Value of your Contract until a distribution occurs or until annuity payments begin. (The agreement to assign or pledge any portion of a Contract's accumulation value generally will be treated as a distribution.) When annuity payments begin, you will be taxed only on the investment gains you have earned and not on the payments you made to purchase the Contract. Generally, withdrawals from your annuity should only be made once the annuitant reaches age 59 1/2, dies or is disabled; otherwise a tax penalty of ten percent of the amount treated as income could be applied against any amounts included in income, in addition to the tax otherwise imposed on such amount.

TAXATION OF NON-QUALIFIED CONTRACTS

         NON-NATURAL PERSON

         If a non-natural person (such as a corporation or a trust) owns a non-qualified annuity contract, the owner generally must include in income any increase in the excess of the accumulation value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

         The following discussion generally applies to Contracts owned by natural persons.

         WITHDRAWALS

         When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the accumulation value immediately before the distribution over the Owner's investment in the contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the contract.

         PENALTY TAX ON CERTAIN WITHDRAWALS

         In the case of a distribution from a Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:

          -    made on or after the taxpayer reaches age 59 1/2;
          -    made on or after the death of an Owner;
          -    attributable to the taxpayer's becoming disabled; or
          - made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

         Other exceptions may apply under certain circumstances and special rules may apply in connection with the exceptions enumerated above. Additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

         INCOME PAYMENTS

         Although tax consequences may vary depending on the settlement option elected under an annuity contract, a portion of each income payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when income payments start. Once your investment in the contract has been fully recovered, however, the full amount of each income payment is subject to tax as ordinary income.

         TAXATION OF DEATH BENEFIT PROCEEDS

         Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a settlement option, they are taxed in the same way as income payments.

         TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT

         A transfer or assignment of ownership of a Contract, the selection of certain Annuity Commencement Dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.

         WITHHOLDING

         Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.


         MULTIPLE CONTRACTS

         All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.

         FURTHER INFORMATION

         We believe that the contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

         The tax rules that apply to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

         INDIVIDUAL RETIREMENT ANNUITIES (IRAs), as defined in Section 408 of the Tax Code, permit individuals to make annual contributions of up to the lesser of $2,000 or 100% of the compensation included in your income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply. The Internal Revenue Service has reviewed the Contract and its traditional IRA and SIMPLE IRA riders and has issued an opinion letter approving the use of the Contract and the riders as a traditional IRA and a SIMPLE IRA.

         SIMPLE IRAS permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $6,000 (as increased for cost of living adjustments). The sponsoring employer is required to make matching or non-elective contributions on behalf of the employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

         ROTH IRAS, as described in Tax Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

OTHER TAX ISSUES

         Qualified Contracts generally have minimum distribution rules that govern the timing and amount of distributions. Roth IRAs do not require distributions before death. You should consult a tax advisor for more information about these distribution rules.

         Distributions from Qualified Contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect to not have tax withheld from distributions.

OUR INCOME TAXES

         At the present time, we make no charge for any federal, state or local taxes (other than the charge for state and local premium taxes) that we incur that may be attributable to the investment divisions (that is, the Subaccounts) of the Variable Account or to the Contracts. We do have the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that we determine is attributable to the investment divisions of the Variable Account or the Contracts.

         Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

POSSIBLE TAX LAW CHANGES

         Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

         We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

                                OTHER INFORMATION
================================================================================
================================================================================

PAYMENTS WE MAKE

         We usually pay the amounts of any surrender, partial surrender, or death benefit within 7 days after we receive all applicable written notices, permitted telephone requests, and/or due proofs of death. However, we can postpone these payments if:

          X the New York Stock Exchange is closed, other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the SEC; OR

          X the SEC permits, by an order, the postponement of any payment for the protection of Owners; OR

          X the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of their value not reasonably practicable.

         We have the right to defer payment of amounts from the Fixed Account for up to 6 months after receipt of the written notice. We will pay interest on any payment deferred for 30 days or more at an annual rate of 3%.

         If you have submitted a check or draft to our Administrative Service Center, we have the right to defer payment of surrenders, partial surrenders, death benefit, or payments under a settlement option until the check or draft has been honored.

MODIFYING THE CONTRACT

         Any modification or waiver of our rights or requirements under the Contract must be in writing and signed by our President, one of our Vice Presidents, our Secretary or our Assistant Secretary. No agent or other person may bind us by waiving or changing any provision contained in the Contract.

Upon notice to you, we may modify the Contract:

          X to conform the Contract, our operations, or the Variable Account's operations to the requirements of any law (or regulation issued by a government agency) to which the Contract, our Company, or the Variable Account is subject;

          X to assure continued qualification of the Contract under the Code or other Federal or state laws relating to retirement annuities or variable annuity contracts;

          X    to reflect a change in the Variable Account's operation; or

          X    provide additional investment options.

         If we modify the Contract, we will make appropriate endorsements to the Contract. If any provision of the Contract conflicts with the laws of a jurisdiction that govern the Contract, we reserve the right to amend the provision to conform with these laws.

DISTRIBUTION OF THE CONTRACTS

         The Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. The agents are also registered representatives of a registered broker-dealer that is a member of the National Association of Securities Dealers, Inc. ("NASD"). Sales commissions will be paid to the broker-dealer who sells the Contracts. Sales commissions may vary, but are expected not to exceed 3.75% of premium payments. The broker-dealer is expected to compensate sales representatives in varying amounts from these commissions. In addition, we may pay additional promotional incentives, in the form of cash or other compensation, such as production incentive bonuses, agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges against the Contracts other than those described under "Fees and Charges."

         American Family Securities, LLC, located at 6000 American Parkway, Madison, WI 53783-0001 acts as the principal underwriter for the Contracts. American Family Securities, LLC is affiliated with American Family. American Family Securities, LLC was organized under the laws of Wisconsin on July 7, 2000 as an indirect wholly owned subsidiary of American Family Mutual Insurance Company. American Family Securities, LLC is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the NASD.

LEGAL PROCEEDINGS

         Like other life insurance companies, we are involved in lawsuits. These actions are in various stages of discovery and development, and some seek punitive as well as compensatory damages. While it is not possible to predict the outcome of such matters with absolute certainty, we believe that the ultimate disposition of these proceedings should not have a material adverse effect on the financial position of American Family Life Insurance Company. In addition, we are, from time to time, involved as a party to various governmental and administrative proceedings. There are no pending or threatened lawsuits that will materially impact the Variable Account.

REPORTS TO OWNERS

         We will mail a report to you at least annually at your last known address of record. The report will state the Accumulation Value (including the Accumulation Value in each Subaccount and the Fixed Account), the Surrender Value, any activity since the last report (e.g., premium payments, partial surrenders and interest credited to the Fixed Account) and any further information required by any applicable law or regulation.

INQUIRIES

         Inquiries regarding your Contract may be made by calling or writing to us at our Administrative Service Center.

FINANCIAL STATEMENTS

         Our audited balance sheets as of December 31, 1999 and 1998, and the related statements of income, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1999, as well as the Independent Auditors' Report, are contained in the SAI. Our financial statements should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

         There are no financial statements for the Variable Account, because it had not commenced operations as of December 31, 1999.

              STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

The SAI contains additional information about the Contract and the Variable Account. You can obtain the SAI (at no cost) by writing to us at the address shown on the front cover or by calling 1 (___) ___-____. The following is the Table of Contents for the SAI.

                                TABLE OF CONTENTS

                                                                               PAGE
Additional Contract Provisions.....................................................
         The Contract..............................................................
         Assignment................................................................
         Incontestability..........................................................
         Incorrect Age or Gender...................................................
         Nonparticipation..........................................................
         Tax Status of the Contracts...............................................
Calculation of Subaccount and Adjusted Historic Portfolio Performance Data.........
         Money Market Subaccount Yields............................................
         Other Subaccount Yields...................................................
         Average Annual Total Returns for the Subaccounts..........................
         Non-Standard Subaccount Total Returns.....................................
         Adjusted Historic Portfolio Performance Data..............................
         Effect of the Annual Policy Fee on Performance Data.......................
Historic Performance Data..........................................................
         General Limitations.......................................................
         Time Periods Before the Date the Variable Account Commenced Operations....
Addition, Deletion or Substitution of Investments..................................
         Resolving Material Conflicts..............................................
Voting Rights......................................................................
Safekeeping of Variable Account Assets.............................................
Distribution of the Contracts......................................................
Legal Matters......................................................................
Experts............................................................................
Other Information..................................................................

                       STATEMENT OF ADDITIONAL INFORMATION

                                     for the
                    AMERICAN FAMILY VARIABLE ANNUITY CONTRACT

              INDIVIDUAL FLEXIBLE PREMIUM VARIABLE ANNUITY CONTRACT

                                 Issued Through
                       AMERICAN FAMILY VARIABLE ACCOUNT II

                                   Offered by
                     AMERICAN FAMILY LIFE INSURANCE COMPANY
                              6000 American Parkway
                          Madison, Wisconsin 53783-0001
                                 (888) 428-5433

                         ADMINISTRATIVE SERVICE CENTER:
                                 P.O. Box ______
                           ________, ________________
                           1-___-___-____ (toll free)

         This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the American Family Variable Annuity Contract offered by American Family Life Insurance Company. You may obtain a copy of the Prospectus for the Contract dated _______________, 2000 by calling 1-___-___-____ or by writing to our ADMINISTRATIVE SERVICE CENTER at P.O. Box _______, ______, _________________.

         This Statement incorporates terms used in the current Prospectus for the Contract.

--------------------------------------------------------------------------------

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUSES FOR YOUR CONTRACT AND THE FUNDS.

   The date of this Statement of Additional Information is ___________, 2000.

                                TABLE OF CONTENTS

                                                                              PAGE
Additional Contract Provisions...................................................2
         The Contract............................................................2
         Assignment..............................................................2
         Incontestability........................................................2
         Incorrect Age or Gender.................................................2
         Nonparticipation........................................................3
         Tax Status of the Contracts.............................................3
Calculation of Subaccount and Adjusted Historic Portfolio Performance Data.......4
         Money Market Subaccount Yields..........................................4
         Other Subaccount Yields.................................................5
         Average Annual Total Returns for the Subaccounts........................6
         Non-Standard Subaccount Total Returns...................................7
         Adjusted Historic Portfolio Performance Data............................7
         Effect of the Annual Policy Fee on Performance Data.....................7
Historic Performance Data........................................................8
         General Limitations.....................................................8
         Time Periods Before the Date the Variable Account Commenced Operations..8
Addition, Deletion or Substitution of Investments................................8
         Resolving Material Conflicts............................................8
Voting Rights....................................................................9
Safekeeping of Variable Account Assets...........................................9
Distribution of the Contracts....................................................9
Legal Matters...................................................................10
Experts.........................................................................10
Other Information...............................................................10

                         ADDITIONAL CONTRACT PROVISIONS

THE CONTRACT

         The entire contract consists of the Contract, the signed Application attached at issue, any attached amendments and supplements to the Application, and any attached riders and endorsements. In the absence of fraud, we consider all statements in the Application to be representations and not warranties. We will not use any statement to contest a claim unless that statement is in an attached Application or in an amendment or supplement to the Application attached to the Contract.

ASSIGNMENT

         The rights of the Owner and any Beneficiary are subject to the rights of any assignee of this Contract unless the Beneficiary was effectively designated as an irrevocable Beneficiary before the assignment. No assignment is binding on us until the original or a copy of it is filed at the Administrative Service Center and accepted by us. We are not responsible for the validity of any assignment or its legal effect.

INCONTESTABILITY

         We will not contest the Contract after the issue date.

INCORRECT AGE OR GENDER

         If the age or gender (if applicable) of the Annuitant has been stated incorrectly, then we will determine the Annuity Commencement Date and the amount of the income payments by using the correct age and gender. After the Annuity Commencement Date, any adjustment for underpayment will be paid immediately. Any adjustment for overpayment will be deducted from future payments. We will make adjustments for overpayments or underpayments with interest at the rate then in use to determine the rate of payments.

NONPARTICIPATION

         The Contract does not participate in our surplus earnings or profits. We will not pay dividends on this Contract.

TAX STATUS OF THE CONTRACTS

         Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

         DIVERSIFICATION REQUIREMENTS. The Tax Code requires that the investments of each Subaccount of the Variable Account underlying the Contracts be "adequately diversified" in order for the Contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each Subaccount, through the Portfolio in which it invests, will satisfy these diversification requirements.

         OWNER CONTROL. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of our Contracts, such as the flexibility of an owner to allocate premiums and transfer amounts among the Subaccounts of the Variable Account, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over Variable Account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the Owner of the Variable Account assets supporting the Contract.

         REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, section 72(s) of the Tax Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of a holder of the Contract. Specifically, section 72(s) requires that (a) if any Owner dies on or after the Annuity Commencement Date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and (b) if any Owner dies prior to the annuity start date, the entire interest in the Contract will be distributed within five years after the date of such Owner's death. These requirements will be considered satisfied as to any portion of an Owner's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner's death. The designated Beneficiary refers to a natural person designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.

         The Non-Qualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

         Other rules may apply to Qualified Contracts.

  CALCULATION OF SUBACCOUNT AND ADJUSTED HISTORIC PORTFOLIO PERFORMANCE DATA

         We may advertise and disclose historic performance data for the Subaccounts, including yields, standard annual total returns, and nonstandard measures of performance of the Subaccounts. Such performance data will be computed, or accompanied by performance data computed, in accordance with the SEC defined standards.

MONEY MARKET SUBACCOUNT YIELDS

         Advertisements and sales literature may quote the current annualized yield of the Money Market Subaccount for a seven-day period in a manner that does not take into consideration any realized or unrealized gains or losses, or income other than investment income, on shares of the Money Market portfolio.

         We compute this current annualized yield by determining the net change (not including any realized gains and losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) at the end of the seven-day period in the value of a hypothetical Subaccount under a Contract having a balance of one unit of the Money Market Subaccount at the beginning of the period. We divide that net change in Subaccount value by the value of the hypothetical Subaccount at the beginning of the period to determine the base period return. Then we annualize this quotient on a 365-day basis. The net change in account value reflects (i) net income from the Money Market portfolio in which the hypothetical Subaccount invests; and
(ii) charges and deductions imposed under the Contract that are attributable to the hypothetical Subaccount.

         These charges and deductions include the per unit charges for the annual policy fee, the mortality and expense risk charge and the asset-based administration charge. For purposes of calculating current yields for a Contract, we use an average per unit annual policy fee based on the $30 annual policy fee.

         We calculate the current yield by the following formula:

         Current Yield = ((NCS - ES)/UV) X (365/7)

         Where:

         NCS = the net change in the value of the Money Market portfolio (not including any realized gains or losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) for the seven-day period attributable to a hypothetical Subaccount having a balance of one Subaccount unit.
         ES  = per unit charges deducted from the hypothetical Subaccount for the seven-day period.
         UV  = the unit value for the first day of the seven-day period.

         We may also disclose the effective yield of the Money Market Subaccount for the same seven-day period, determined on a compounded basis. We calculate the effective yield by compounding the unannualized base period return by adding one to the base return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

                                              365/7
         Effective Yield = (1 + ((NCS-ES)/UV))       - 1

         Where:

         NCS = the net change in the value of the Money Market portfolio (not including any realized gains or losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) for the seven-day period attributable to a hypothetical Subaccount having a balance of one Subaccount unit.
         ES  = per unit charges deducted from the hypothetical Subaccount for the seven-day period.
         UV  = the unit value for the first day of the seven-day period.

         The Money Market Subaccount yield is lower than the Money Market portfolio's yield because of the charges and deductions that the Contract imposes.

         The current and effective yields on amounts held in the Money Market Subaccount normally fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market portfolio, the types and quality of securities held by the Money Market portfolio and that portfolio's operating expenses. We may also present yields on amounts held in the Money Market Subaccount for periods other than a seven-day period.

         Yield calculations do not take into account the surrender charge that we assess on certain withdrawals of Accumulation Value.

OTHER SUBACCOUNT YIELDS

         Sales literature or advertisements may quote the current annualized yield of one or more of the Subaccounts (except the Money Market Subaccount) under the Contract for 30-day or one-month periods. The annualized yield of a Subaccount refers to income that the Subaccount generates during a 30-day or one-month period and is assumed to be generated during each period over a 12-month period.

         We compute the annualized 30-day yield by:

               1. dividing the net investment income of the portfolio attributable to the Subaccount units, less Subaccount expenses attributable to the Contract for the period, by the maximum offering price per unit on the last day of the period;
               2. multiplying the result by the daily average number of units outstanding for the period;
               3.   compounding that yield for a 6-month period; and
               4.   multiplying the result by 2.

         Expenses of the Subaccount include the annual policy fee, the asset-based administration charge and the mortality and expense risk charge. The yield calculation assumes that we deduct the annual policy fee at the end of each Contract year. For purposes of calculating the 30-day or one-month yield, we divide an average annual policy fee collected by the average Accumulation Value in the Subaccount to determine the amount of the charge attributable to the Subaccount for the 30-day or one-month period. We calculate the 30-day or one-month yield by the following formula:

                                                6
         Yield =  2 X (((NI - ES)/(U X UV)) + 1)  - 1)

         Where:

         NI    =  net income of the portfolio for the 30-day or one-month period attributable to the Subaccount's units.

         ES    =  charges deducted from the Subaccount for the 30-day or
                  one-month period.

         U     =  the average number of units outstanding.

         UV    =  the unit value at the close of the last day in the 30-day or one-month period.

         The yield for the Subaccount is lower than the yield for the corresponding portfolio because of the charges and deductions that the Contract imposes.

         The yield on the amounts held in the Subaccounts normally fluctuates over time. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The types and quality of securities that a portfolio holds and its operating expenses affect the corresponding Subaccount's actual yield.

         Yield calculations do not take into account the surrender charge that we assess on certain withdrawals of Accumulation Value.

AVERAGE ANNUAL TOTAL RETURNS FOR THE SUBACCOUNTS

         Sales literature or advertisements may quote average annual total returns for one or more of the Subaccounts for various periods of time. If we advertise total return for the Money Market Subaccount, then those advertisements and sales literature will include a statement that yield more closely reflects current earnings than total return.

         When a Subaccount has been in operation for 1, 5, and 10 years, respectively, we will provide the average annual total return for these periods. We may also disclose average annual total returns for other periods of time.

         Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. Each period's ending date for which we provide total return quotations will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.

         We calculate the standard average annual total returns using Subaccount unit values that we calculate on each Business Day based on the performance of the Subaccount's underlying portfolio, the deductions for the mortality and expense risk charge, the asset-based administration charge and the annual policy fee. The calculation assumes that we deduct an annual policy fee of $ 30.00 at the end of each Contract year. For purposes of calculating average annual total return, we use an average per-dollar per-day annual policy fee attributable to the hypothetical Subaccount for the period. The calculation also assumes total surrender of the Contract at the end of the period for the return quotation and will take into account the surrender charge applicable to the Contract that we assess on surrenders of Accumulation Value.

We calculate the standard total return by the following formula:

                                     1/N
         TR         =        ((ERV/P)   ) - 1

         Where:

         TR         =        the average annual total return net of Subaccount
                             recurring charges.
         ERV        =        the ending redeemable value (minus any applicable
                             surrender charge) of the hypothetical Subaccount at
                             the end of the period.
         P          =        a hypothetical initial payment of $1,000.
         N          =        the number of years in the period.

NON-STANDARD SUBACCOUNT TOTAL RETURNS

         Sales literature or advertisements may quote average annual total returns for the Subaccounts that do not reflect any surrender charges. We calculate such non-standard total returns in exactly the same way as the average annual total returns described above, except that we replace the ending redeemable value of the hypothetical Subaccount for the period with an ending value for the period that does not take into account any surrender charges.

         We may disclose cumulative total returns in conjunction with the standard formats described above. We calculate the cumulative total returns using the following formula:

         CTR        =        (ERV/P) - 1

         Where:

         CTR        =        the cumulative total return net of Subaccount
                             recurring charges for the period.
         ERV        =        the ending redeemable value of the hypothetical
                             investment at the end of the period.
         P          =        a hypothetical single payment of $1,000.

ADJUSTED HISTORIC PORTFOLIO PERFORMANCE DATA

         Sales literature or advertisements may quote adjusted yields and total returns for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic portfolio performance may include data that precedes the inception dates of the Subaccounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.

         We will disclose nonstandard performance data only if we disclose the standard performance data for the required periods.

EFFECT OF THE ANNUAL CONTRACT FEE ON PERFORMANCE DATA

         The Contract provides for the deduction of a $30.00 annual contract fee at the end of each Contract year from the Fixed Account and the Subaccounts. We will waive this charge if your Accumulation Value is more than $20,000 on the date the charge is assessed. We base it on the proportion that the value of each such account bears to the total Accumulation Value. For purposes of reflecting the annual contract fee in yield and total return quotations, we convert the annual contract fee into a per-dollar per-day charge based on the average Accumulation Value in the Subaccount for all Contracts on the last day of the period for which quotations are provided. Then, we adjust the per-dollar per-day average charge to reflect the basis upon which we calculate the particular quotation.

                            HISTORIC PERFORMANCE DATA

GENERAL LIMITATIONS

         The funds provide the portfolios' performance data. We derive Subaccount performance data from the data that the funds provide and rely on the funds' data.



TIME PERIODS BEFORE THE DATE THE VARIABLE ACCOUNT COMMENCED OPERATIONS

         The Variable Account may disclose non-standardized total return for time periods before the Variable Account commenced operations. Such performance data would be based on the actual performance of the portfolios since their inception, adjusted to reflect the effect of the current level of charges that apply to the Subaccounts under the Contract.

                ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

         In the event of any such substitution or change, we may (by appropriate endorsement, if necessary) change the Contract to reflect the substitution or change. If we consider it to be in the best interest of Owners and Annuitants, and subject to any approvals that may be required under applicable law, the Variable Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, it may be combined with other of our variable accounts, or the assets may be transferred to another variable account. In addition, we may, when permitted by law, restrict or eliminate any voting rights you have under the Contracts.

RESOLVING MATERIAL CONFLICTS

         The funds currently sell shares to registered separate accounts of insurance companies other than us to support other variable annuity contracts and variable life insurance contracts. In addition, our other separate accounts and separate accounts of other affiliated life insurance companies may purchase some of the funds to support other variable annuity or variable life insurance contracts. Moreover, qualified retirement plans may purchase shares of some of the funds. As a result, there is a possibility that an irreconcilable material conflict may arise between your interests as a Contract Owner and the interests of persons owning other contracts investing in the same funds. There is also the possibility that a material conflict may arise between the interests of owners generally, or certain classes of owners, and participating qualified retirement plans or participants in such retirement plans.

         We currently do not foresee any disadvantages to you that would arise from the sale of fund shares to support variable life insurance contracts or variable annuity contracts of other companies or to qualified retirement plans. However, the management of each fund will monitor events related to its fund in order to identify any material irreconcilable conflicts that might possibly arise as a result of such fund offering its shares to support both variable life insurance contracts and variable annuity contracts, or support the variable life insurance contracts and/or variable annuity contracts issued by various affiliated and unaffiliated insurance companies.

         In addition, the management of the funds will monitor the funds in order to identify any material irreconcilable conflicts that might possibly arise as a result of the sale of its shares to qualified retirement plans, if applicable. In the event of such a conflict, the management of the appropriate fund would determine what action, if any, should be taken in response to the conflict. In addition, if we believe that the response of the funds to any such conflict does not sufficiently protect you, then we will take our own appropriate action, including withdrawing the Variable Account's investment in such funds, as appropriate.

                                  VOTING RIGHTS

         We determine the number of votes you may cast by dividing your Accumulation Value in a Subaccount by the net asset value per share of the portfolio in which that Subaccount invests. We determine the number of votes available to you as of the same date that the fund establishes for determining shareholders eligible to vote at the relevant meeting of the portfolio's shareholders. We will solicit voting instructions by sending you written materials before the fund's meeting in accordance with the fund's procedures.

                     SAFEKEEPING OF VARIABLE ACCOUNT ASSETS

         We hold the Variable Account's assets physically segregated and apart from the general account. We maintain records of all purchases and sales of portfolio shares by each of the Subaccounts. A Fidelity bond in the amount of $10 million per occurance and $20 million in the aggregate covering our officers and employees will be issued by ______________.

                          DISTRIBUTION OF THE CONTRACTS

         American Family Securities, LLC, 6000 American Parkway, Madison, WI 53783, acts as principal underwriter for the Contracts. American Family Securities, LLC is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

         We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but we reserve the right to discontinue the offering. Agents who sell the Contracts are licensed by applicable state insurance authorities to sell the Contracts and are registered representatives of American Family Securities, LLC.

         We may pay sales commissions to broker-dealers up to an amount equal to 3.75% of the premiums paid under a Contract. We expect the broker-dealer to compensate sales representatives in varying amounts from these commissions. We may pay other distribution expenses such as production incentive bonuses, an agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges against the Contracts other than those described in the prospectus under "Fees and Charges."

                                  LEGAL MATTERS

         James F. Eldridge, General Counsel, American Family Life Insurance Company, has passed upon all matters relating to Wisconsin law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue the Contracts. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

                                     EXPERTS

         PricewaterhouseCoopers, 203 N. LaSalle, Chicago, IL 60601, independent auditors, have audited the balance sheets of American Family Life Insurance Company as of December 31, 1999 and 1998 and the related statements of income, comprehensive income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1999, appearing in this Statement of Additional Information and Registration Statement. These are set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. There are no financial statements available for the Variable Account, because the Variable Account has not commenced operations as of the date of this prospectus.

                                OTHER INFORMATION

         We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. The Statement of Additional Information does not include all of the information set forth in the registration statement, amendments and exhibits. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the SEC.

PART C

ITEM 24.          FINANCIAL STATEMENTS AND EXHIBITS

(a)               FINANCIAL STATEMENTS
                  All required financial statements are included in Part B of this Registration Statement.

(b)               EXHIBITS

     (1)          Certified resolution of the Board of Directors of American
                  Family Life Insurance Company (the "Company") authorizing
                  establishment of American Family Variable Account II (the
                  "Variable Account").
     (2)          Not applicable.
     (3)   (a)    Form of Distribution Agreement.*
           (b)    Form of Sales Agreement.*
     (4)          Form of Contract for the Individual Flexible Premium Variable
                  Annuity.
     (5)          Form of Application for the Individual Flexible Premium
                  Variable Annuity.
     (6)   (a)    Articles of Incorporation of American Family Life Insurance
                  Company.
           (b)    By-Laws of American Family Life Insurance Company.
     (7)          Not Applicable.
     (8)   (a)    Form of Participation Agreement between Variable Insurance
                  Products Fund, Variable Insurance Products Fund II, Variable
                  Insurance Products Fund III and American Family Life Insurance
                  Company. *
           (b)    Form of Participation Agreement between Federated Insurance
                  Series and American Family Life Insurance Company.*
           (c)    Form of Participation Agreement between SEI Insurance Products
                  Trust and American Family Life Insurance Company. *
           (d)    Form of Participation Agreement between Strong Variable
                  Insurance Funds, Inc., Strong Opportunity Fund II, Inc. and
                  American Family Life Insurance Company.*
     (9)          Opinion and Consent of ____________, Esq. *
     (10)  (a)    Consent of Sutherland Asbill & Brennan LLP. *
           (b)    Consent of Auditors.*
     (11)         No financial statements will be omitted from Item 23.
     (12)         Not applicable.
     (13)         Not applicable.
     (14)         Not applicable.
     (15)         Powers of Attorney.


*    To be filed by amendment.

ITEM 25. DIRECTORS AND OFFICERS OF AMERICAN FAMILY LIFE INSURANCE COMPANY

NAME AND PRINCIPAL BUSINESS ADDRESS        POSITION AND OFFICE WITH DEPOSITOR
-----------------------------------        ----------------------------------
Harvey Randall Pierce                      Chairman of the Board, and C.E.O.
David Ralph Anderson                       Director, President C.O.O.
James Francis Eldridge                     Director, Executive Vice President, Secretary
John Brent Johnson                         Director, Executive Vice President, Treasurer
Joseph William Tisserand                   Director, Vice President
Daniel Raymond DeSalvo                     Director
Daniel Robert Schultz                      Vice President, Controller
Thomas Syme King                           Vice President
William Joseph Smith                       Assistant Treasurer
James Walter Behrens                       Assistant Secretary


Principal business address is: 6000 American Parkway, Madison, Wisconsin 53783.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

                         AMERICAN FAMILY INSURANCE GROUP

                                AFMIC
                                -----

                      AFS       AMFAM       AFBI
                      ---       -----       ----

         AFLIC       ASICW       AFFS       AFIC      ASICO
         -----       -----       ----       ----      -----

100% of all outstanding voting securities of each subsidiary corporation is directly owned by its parent.

         AFMIC  - AMERICAN FAMILY MUTUAL INSURANCE COMPANY
                  Wisconsin mutual insurance corporation Incorporated 1927.

         AFS    - AMERICAN FAMILY SECURITIES, LLC
                  Wisconsin limited liability company Organized and acquired
                  2000.

         AMFAM  - AMFAM, INC. (downstream holding company)
                  Wisconsin business corporation Incorporated and acquired 1981.

         AFBI   - AMERICAN FAMILY BROKERAGE, INC.
                  Wisconsin business corporation Incorporated and acquired
                  1985.

         AFLIC  - AMERICAN FAMILY LIFE INSURANCE COMPANY
                  Wisconsin stock insurance corporation Incorporated and acquired 1957.

         ASICW  - AMERICAN STANDARD INSURANCE COMPANY OF WISCONSIN
                  Wisconsin stock insurance corporation Incorporated and acquired 1961.

         AFIC   - AMERICAN FAMILY INSURANCE COMPANY
                  Ohio stock insurance corporation Incorporated and acquired
                  1995.

         ASICO  - AMERICAN STANDARD INSURANCE COMPANY OF OHIO
                  Ohio stock insurance corporation Incorporated and acquired
                  1995.

         AFFS   - AMERICAN FAMILY FINANCIAL SERVICES, INC.
                  Wisconsin business corporation Incorporated and acquired 1969.

                  Address of all affiliates:
                  6000 American Parkway
                  Madison, WI  53783-0001

ITEM 27. NUMBER OF CONTRACTOWNERS

     As of the date hereof, there are no contract owners.

ITEM 28. INDEMNIFICATION

     Under its By-laws, American Family, to the full extent permitted by the Wisconsin Business Corporation Law, will indemnify any person who was or is a party to any proceeding by reason of the fact that he or she is or was a director, officer or employee of American Family, as provided below.

BY-LAWS OF AMERICAN FAMILY LIFE INSURANCE COMPANY (AS AMENDED NOVEMBER 11, 1987)

Article VII of American Family Life Insurance Company's By-Laws provides, in part:

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

              To the extent permitted by law, the Corporation shall indemnify each Director and Officer of the Corporation, and his heirs, executors and administrators against all expenses and liability reasonably incurred by him in connection with or arising out of any action, suit or proceeding in which he may be involved by reason of his being or having been a Director or Officer of the Corporation, whether or not he continues to be a Director or Officer at the time of incurring such expenses and liabilities; such expenses and liabilities to include, but not limited to judgments, court costs, and attorneys' fees and the cost of settlements. The Corporation shall not, however, indemnify such Director or Officer with respect to matters as to which he shall be finally adjudged in any such action, suit, or proceeding to have been liable for willful misconduct in the performance of his duties as such Director or Officer. In the event a settlement or compromise is effected, indemnification may be had only if the Board of Directors shall have been furnished with an opinion of counsel for the Corporation to the effect that such settlement or compromise is in the best interests of the Corporation and that such Director or Officer is not liable for willful misconduct in the performance of his duties with respect to such matters, and, if the Board shall have adopted a resolution approving such settlement or compromise. The foregoing right of indemnification shall not be exclusive of other rights to which any Director or Officer may be entitled as a matter of law.

              Insofar as indemnification or liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that any claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

     (a) American Family Securities, LLC is the registrant's principal underwriter. It is also the principal underwriter for American Family Variable Account I.

     (b) Officers and Directors of American Family Securities, LLC, and their addresses, are as follows:

Name and Principal Business Address*                 Positions and Offices with the Underwriter
-----------------------------------                  ------------------------------------------
James F. Eldridge                                    Director
Dan DeSalvo                                          Director and President
J. Brent Johnson                                     Director
Dan Schultz                                          Treasurer & Vice President, Operations
Christopher Spencer                                  Chief Compliance Officer &
                                                     Vice President, Compliance
James W. Behrens                                     Secretary
Al Meyer                                             Vice President, Marketing
Joe Tisserand                                        Vice President, Product
Don Alferman                                         Vice President, Sales
Ralph Kaye                                           Vice President, Sales
Dave Krueger                                         Vice President, Sales
Russ Lemmons                                         Vice President, Sales
Pete Walton                                          Vice President, Sales

* All of the persons listed above have as their principal business address: 6000 American Parkway, Madison, Wisconsin 53783.


(c)(1)              (2)             (3)           (4)            (5)
Name of      Net Underwriting
Principal    Discounts and     Compensation     Brokerage
Underwriter  Commissions       on Redemption    Commissions  Compensation
-----------  -----------       -------------    -----------  ------------

NOT APPLICABLE.

ITEM 30. LOCATION OF BOOKS AND RECORDS

         All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by American Family Life Insurance Company at 6000 American Parkway, Madison, Wisconsin 53783-0001 and by Navisys Incorporated at 9735 Landmark Parkway Dr., St. Louis, Missouri 63127.

ITEM 31. MANAGEMENT SERVICES

         All management contracts are discussed in Part A or Part B of this registration statement.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS.

         (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as premium payments under the contracts offered herein are being accepted.

         (b) The registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to American Family Life Insurance Company for a statement of additional information.

         (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

         (d) The Company hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American Family Variable Account II, has caused this registration statement to be signed on its behalf, in the City of Madison, and the State of Wisconsin, on this 8th day of September, 2000.


                                            AMERICAN FAMILY VARIABLE
                                            ACCOUNT II (Registrant)


Attest:  /s/ Rosalie Beck Detmer           By:  /s/ Harvey Randall Pierce*
         ------------                           ------------
         ------------                           Harvey Randall Pierce
         Rosalie Beck Detmer                    -------------
         Assistant General Counsel              Chairman of the Board and C.E.O.
         American Family Life                   American Family Life
           Insurance Company                      Insurance Company

                                           By:  AMERICAN FAMILY LIFE
                                                INSURANCE COMPANY (Depositor)

Attest:  /s/ Rosalie Beck Detmer           By:  /s/ Harvey Randall Pierce*
         -------------                          ------------
         ------------                           Harvey Randall Pierce
         Rosalie Beck Detmer                    ------------
         Assistant General Counsel              Chairman of the Board and C.E.O.
         American Family Life                   American Family Life
           Insurance Company                      Insurance Company


         As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                                                Title                                  Date
---------                                                -----                                  ----
/s/ Harvey Randall Pierce       *           Chairman of the Board, and C.E.O.               9/8, 2000
---------------------------------
Harvey Randall Pierce

/s/  David Ralph Anderson       *           Director, President and C.O.O.                  9/8, 2000
---------------------------------
David Ralph Anderson

/s/ John Brent Johnson          *           Director, Executive Vice                        9/8, 2000
---------------------------------           President, Treasurer
John Brent Johnson

/s/  Daniel Robert Schultz      *           Vice Present, Controller                        9/8, 2000
---------------------------------
Daniel Robert Schultz

/s/   James Francis Eldridge    *           Director, Executive Vice                        9/8, 2000
---------------------------------           President, Secretary
James Francis Eldridge



                                      C-8

/s/ Joseph William Tisserand    *           Director, Vice President                        9/8, 2000
---------------------------------
Joseph William Tisserand

/s/ Daniel Raymond DeSalvo      *           Director                                        9/8, 2000
---------------------------------
Daniel Raymond DeSalvo




/s/ James W. Behrens         On September 8, 2000, as Attorney-in-Fact pursuant
-------------------------    to powers of attorney filed herewith.
* By: James W. Behrens
     --------------------

                                  EXHIBIT INDEX


     (1)          Certified resolution of the Board of Directors of American
                  Family Life Insurance Company authorizing establishment of
                  American Family Variable Account II.
     (4)          Form of Contract for the Individual Flexible Premium Variable
                  Annuity.
     (5)          Form of Application for the Individual Flexible Premium
                  Variable Annuity.
     (6)   (a)    Articles of Incorporation of American Family Life Insurance
                  Company.
           (b)    By-Laws of American Family Life Insurance Company.
     (15)         Powers of Attorney.




                                      C-10